Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

Charles River Laboratories INTERNATIONAL, INC.

Forest Acquisition Corporation,

ACP MOUNTAIN HOLDINGS, INC.

and

AVISTA CAPITAL PARTNERS IV GP, LP,

solely in its capacity as the Stockholders’ Representative

Dated as of February 12, 2018

TABLE OF CONTENTS

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LIST OF EXHIBITS

Exhibit A	Definitions
Exhibit A-1	Accounting Principles
Exhibit A-2	Net Working Capital Example
Exhibit B	Form of Support Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Surviving Corporation Certificate of Incorporation
Exhibit E	Form of Option Holder Acknowledgment
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Stockholder Approval
Exhibit H	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated February 12, 2018 (this “Agreement”), is made and entered into by and among Charles River Laboratories International, Inc., a Delaware corporation (“Buyer”), Forest Acquisition Corporation, a Delaware corporation and a direct or indirect wholly-owned Subsidiary of Buyer or its Affiliates (“Merger Sub”), ACP Mountain Holdings, Inc., a Delaware corporation (the “Company”), and, solely in its capacity as the Stockholders’ Representative pursuant to Section 10.16 hereof, Avista Capital Partners GP, LP, a Delaware limited partnership (the “Stockholders’ Representative”). Buyer, Merger Sub, the Company and the Stockholders’ Representative (solely for purposes of Section 10.16) are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, the Parties intend that, at the Effective Time and subject to the terms and conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into the Company with the Company surviving such merger (the “Merger”) and upon consummation of the Merger, Merger Sub will cease to exist, and the Surviving Corporation will become a Subsidiary of Buyer;

WHEREAS, each of the Board of Directors of Buyer and Merger Sub have unanimously approved this Agreement and declared it advisable for Buyer and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of Merger Sub;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement, (b) approved the execution and delivery of this Agreement, the Company’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption and approval of this Agreement and the transactions contemplated herein by the stockholders of the Company; and

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Approving Stockholders has delivered to Buyer an executed Support Agreement in the form attached hereto as Exhibit B (each, a “Support Agreement”).

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

Article I

The Merger

Section 1.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub will merge with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct or indirect wholly owned subsidiary of Buyer or, to the extent permitted by Section 10.4, its Affiliates.

Section 1.2            Effective Time. Prior to the Closing, Buyer and the Company shall prepare a certificate of merger (the “Certificate of Merger”). Upon the terms and subject to the provisions of this Agreement, the Parties shall file the Certificate of Merger, in the form attached hereto as Exhibit C, executed in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware as soon as practicable on the Closing Date, concurrently with the payment by Buyer of the payments required to be made by it pursuant to Sections 2.2(b) and 2.3 of this Agreement. As soon as practicable on or after the Closing Date, the Parties shall make any and all other filings or recordings required under the DGCL to give effect to the Merger. The Merger will be effective at such time as the Parties duly file the Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Buyer and the Company agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.3            Effects of the Merger. The Merger will have the effects set forth in this Agreement, the Certificate of Merger and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject hereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Surviving Corporation.

Section 1.4            Certificate of Incorporation; Bylaws. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (i) the certificate of incorporation of the Company  shall be amended by virtue of the Merger to read in its entirety in the form attached as Exhibit D hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, in each case until duly amended as provided therein or by applicable laws.

Section 1.5            Directors and Officers. The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation as of the Effective Time, and will remain the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

Article II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.1            Closing Date Statements. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer:

(a)               a statement (the “Closing Date Payment Certificate”), signed by the Chief Financial Officer of the Company, which sets forth, in each case, as of immediately preceding the Closing, the (i) name of each Stockholder of record on the books and records of the Company, (ii) number of shares of Common Stock owned of record by each such Stockholder, (iii) the portion of the Closing Date Payment Amount to be paid to such Stockholder (iv) name of each Option Holder, (v) Per Share Amount, (vi) Aggregate Option Exercise Price, (vii) amount of the Option Payment payable to each Option Holder pursuant to Section 2.5(a) and (viii) number of Fully Diluted Shares; and

(b)               a statement (the “Closing Date Certificate”), signed by the Chief Financial Officer of the Company, which sets forth the Company’s good faith estimate of (i) the Cash and Cash Equivalents, (ii) the Net Working Capital and the Net Working Capital Adjustment based thereon and (iii) the Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”) (iv) the Closing Indebtedness on a lender-by-lender basis, where applicable (the “Estimated Closing Indebtedness”), and (v) the amount of the Merger Consideration determined on the basis of the foregoing (the “Estimated Merger Consideration Amount”), in each case prepared (x) as of immediately preceding the Closing and (y) in accordance with and based upon the Accounting Principles. The Stockholders shall be solely responsible for the allocation of the Merger Consideration among the Stockholders and Option Holders as set forth in the Closing Date Payment Certificate and as contemplated by this Agreement, and Buyer shall have no responsibility or liability in respect thereof.

Section 2.2            Calculation and Payment of the Merger Consideration.

(a)               Calculation of Merger Consideration. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall pay, or cause to be paid, with respect to the Common Stock and Options, an aggregate amount in cash (the “Merger Consideration”) equal to:

(i)	$800,000,000.00 (the “Base Purchase Price”);

(ii)	plus the Net Working Capital Adjustment;

(iii)	plus the Closing Cash;

(iv)	minus the Closing Indebtedness;

(v)	minus the Closing Company Transaction Expenses; and

(vi)	minus the Administrative Expense Amount.

After the Effective Time, the Merger Consideration shall be subject to the Merger Consideration Adjustment pursuant to Section 2.8.

(b)               Payment of the Merger Consideration. At the Closing, Buyer shall (1) remit to an account specified by the Company the aggregate amount of the Option Payments, if any, which the Company shall disburse through its payroll system to each In-the-Money Option Holder entitled to receive an Option Payment (including, for the avoidance of doubt, all such Options that vest in connection with the consummation of the transactions contemplated by this Agreement), subject to applicable withholding Tax and such Option Holder executing and returning an Option Holder Acknowledgment in the form attached hereto as Exhibit E (each, an “Option Holder Acknowledgment”), and (2) remit to the Stockholders’ Representative, by wire transfer of immediately available funds, an aggregate amount in cash (the “Closing Date Payment Amount”) equal to (x) the Estimated Merger Consideration Amount; minus (y) the aggregate amount of the Option Payments, if any, minus (z) the Adjustment Escrow Amount and the Indemnity Escrow Amount. To the extent that a Stockholder (other than a holder of Dissenting Shares) delivers a duly executed Letter of Transmittal in accordance with Section 2.6(c), the Stockholders’ Representative or its designee shall distribute the Closing Date Payment Amount by paying each such Stockholder the Per Share Amount with respect to its shares of the Company Stock.

(c)               It is expressly understood and agreed that Buyer’s payment on the Closing Date (i) of the Option Payments to the Company (for dispersal by the Company through its payroll system) and (ii) of the Closing Date Payment Amount to the Stockholders’ Representative, shall be in full satisfaction of Buyer’s obligation with respect to such amounts, and, once paid in accordance with the terms of this Agreement, Buyer and its Affiliates (subject to any Merger Consideration Adjustment pursuant to Section 2.8) shall have no liability to the Stockholders’ Representative, any Equity Holder or any other Person for any amounts in respect of the same.

Section 2.3            Payment of Other Amounts at Closing. At the Closing, Buyer shall:

(a)               on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Certificate, the aggregate amount of Paid Indebtedness as set forth in the Payoff Letters;

(b)               on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Certificate, the aggregate amount of the Estimated Closing Company Transaction Expenses;

(c)               deposit the Adjustment Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent by wire transfer of immediately available funds, which shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Adjustment Escrow Amount and the Indemnity Escrow Amount will not be used for any purpose except as expressly provided in this Agreement or the Escrow Agreement; and

(d)               on behalf of the Equity Holders, pay to the Stockholders’ Representative the Administrative Expense Amount for deposit into the Administrative Expense Account.

Section 2.4            Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any of the following securities:

(a)               Conversion of Company Stock. Subject to the Equity Holders’ rights pursuant to this Agreement to receive any portion of the Merger Consideration Adjustment, any amounts from the Adjustment Escrow Fund, the Indemnity Escrow Fund or any portion of the Administrative Expense Amount, in each case, to the extent applicable, each class, series and subclass of Company Stock issued and outstanding immediately prior to the Effective Time, excluding shares of Company Stock to be canceled pursuant to Section 2.4(b) and any Dissenting Shares, will be canceled and convert automatically into the right to receive an amount in cash as set forth in Section 2.2(b) payable, without interest, to the applicable Stockholder upon the surrender pursuant to Section 2.6 of the Certificate formerly representing such shares of Company Stock.

(b)               Cancellation of Treasury Stock and Buyer-Owned Stock. Each share of Company Stock held in the treasury of the Company and any shares of Company Stock owned by Buyer, Merger Sub or any other subsidiary of Buyer will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto.

(c)               Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.5            Termination of Options. At or prior to the Effective Time, the Company shall, subject to and conditioned upon the Closing, take all necessary action, which action will be effective as of the Effective Time, to:

(a)               terminate the Stock Option Plan and all Option Agreements;

(b)               cancel each Option, whether vested or unvested; and

following the Effective Time, take all necessary action to:

(c)               to the extent the exercise price for a share of Common Stock under a vested Option (including those Options which vest in connection with the transactions contemplated by this Agreement) (“Vested Options”) is less than the Per Share Amount (such Vested Options, the “In-the-Money Options”), make a cash payment through the Company’s payroll system to each In-the-Money Option Holder of In-the-Money Options in an amount equal to (A) the excess of (x) the Per Share Amount, over (y) the exercise price for a share of Common Stock under such In-the-Money Option, multiplied by (B) the total number of shares of Common Stock subject to such In-the-Money Option (an “Option Payment”) less applicable Tax withholding; provided that each such Option Payment hereunder shall be made only if the In-the-Money Option Holder has properly completed, executed and delivered an Option Holder Acknowledgment to the Company or, if after Closing, the Surviving Corporation.

Section 2.6            Surrender of Certificates.

(a)               Payment Procedures. The Company shall mail, or shall cause its designee to mail, to each Person that is a holder of record of Company Stock entitled to receive the amounts set forth in Section 2.2(b): (i) a letter of transmittal, in the form attached as Exhibit F hereto (the “Letter of Transmittal”), which shall specify that (A) the Stockholders’ Representative is designated to serve in the capacity set forth in Section 10.16, and (B) delivery will be effected, and risk of loss and title to the certificates evidencing such shares of Company Stock (the “Certificates”) will pass, only upon proper delivery of the Certificates and the Letter of Transmittal to the Company, with copies delivered to the Stockholders’ Representative and Buyer, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Closing Date Payment Amount to be paid to such holder of record of Company Stock by the Stockholders’ Representative in accordance with Section 2.2(b). Upon surrender to the Company of a Certificate for cancellation and a copy thereof being delivered to the Stockholders’ Representative and Buyer, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate will be entitled to receive in exchange therefor the amount to be paid in respect of each share of Company Stock formerly evidenced by such Certificate in accordance with Section 2.2(b), and such Certificate shall then be cancelled. Until surrendered as contemplated by this Section 2.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the amount of cash, if any, to which the holder of such Certificate is entitled pursuant to this Article II.

(b)               No Further Rights. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Certificates shall cease to have any rights as Stockholders of the Company, except as provided in this Agreement or by applicable Law.

(c)               Withholding Rights. Each of the Stockholders’ Representative, the Surviving Corporation, Buyer, the Paying Agent or the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including any amounts paid from the Adjustment Escrow Fund, the Indemnity Escrow Fund or the Administrative Expense Account) such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. To the extent that amounts are so withheld and timely paid to the proper Governmental Entity, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided, that if Buyer or any Affiliates determine that it is required to deduct or withhold any amounts from the consideration payable to the Shareholders’ Representative, Stockholders or the Company pursuant to this Agreement, (other than with respect to any payments required to be made to Option Holders pursuant to this Agreement), Buyer or its applicable Affiliate shall provide the Shareholders’ Representative reasonable advance written notice of the intention to make such deduction or withholding and Buyer and Shareholders’ Representative shall reasonably cooperate with each other to minimize amounts required to be deducted or withheld.

(d)               Lost Certificates. If a Stockholder’s Certificate has been lost, stolen or destroyed, the Stockholder may submit in lieu thereof, an affidavit of loss or destruction.

Section 2.7            Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Share shall not be converted into the right to receive the amount of cash as provided in Section 2.2(b) or any other amounts contemplated by this Agreement, if any, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Share pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Dissenting Share shall lose its status as a Dissenting Share, then any such share shall immediately be converted into the right to receive the amount of cash as provided in Section 2.2(b) and any other amounts contemplated by this Agreement, if any, as if such share never had been a Dissenting Share, and Buyer shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time specified in Section 2.6 following the satisfaction of the applicable conditions set forth in Section 2.6, the amount of cash as provided in Section 2.2(b) as if such share had never been a Dissenting Share. The Company shall give Buyer (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Dissenting Share. The Company and the Stockholders’ Representative shall (or shall cause their Affiliates to) enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Merger.

Section 2.8            Adjustment to the Merger Consideration.

(a)               The Merger Consideration shall be increased or reduced as set forth in Section 2.8(f) hereof. Any increase or decrease in the Merger Consideration pursuant to this Section 2.8 shall be referred to as a “Merger Consideration Adjustment”.

(b)               Within one-hundred and ten (110) days after the Closing Date, Buyer shall prepare and deliver to the Stockholders’ Representative a statement (the “Preliminary Closing Statement”), which sets forth Buyer’s calculation of (i) the Net Working Capital (the “Closing Net Working Capital”) and the Net Working Capital Adjustment Amount based thereon, (ii) the Cash and Cash Equivalents (the “Closing Cash”), (iii) the Indebtedness of the Group Companies (the “Closing Indebtedness”), (iv) the Company Transaction Expenses (the “Closing Company Transaction Expenses”), in the case of each of sub clauses (i)–(iv), as of 11:59pm Eastern Time on the day immediately prior to the Closing Date (it being understood and agreed that no additional Indebtedness or Company Transaction Expenses shall be incurred between 11:59pm Eastern Time on the day immediately prior to the Closing Date and the Closing, except to the extent such amounts are included in the amount of Closing Indebtedness or Closing Company Transaction Expenses, as the case may be, set forth in the Preliminary Closing Statement), and

(v) the amount of the Merger Consideration based thereon, in each case prepared (x) as of immediately preceding the Closing and (y) in accordance with and based upon the Accounting Principles along with reasonable supporting detail to evidence the Buyer’s calculations of such amounts. For the avoidance of doubt, the Accounting Principles and the Net Working Capital Example shall be the only accounting principles, policies, procedures, practices, judgments, applications or methodologies used or relied upon in the preparation of the Preliminary Closing Statement, the calculation of each of Closing Net Working Capital, Closing Cash, Closing Indebtedness and the Closing Company Transaction Expenses and no other accounting principles, policies, procedures, practices, judgments, applications or methodologies shall be introduced by any party hereto or the Accounting Firm.

(c)               The Stockholders’ Representative shall have a period of thirty (30) days after delivery to it of the Preliminary Closing Statement to deliver to Buyer written notice of the Stockholders’ Representative’s disagreement with any item contained in the Preliminary Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement together with the Stockholders’ Representative’s proposed amount for the item that is the subject of such disagreement and (if reasonably available) reasonable supporting detail to evidence the Stockholders’ calculations of such amount (a “Notice of Disagreement”). At all times prior to a determination of the Final Closing Statement, the Final Closing Net Working Capital, Final Closing Cash, Final Closing Indebtedness, Final Closing Company Transaction Expenses and Final Merger Consideration Amount in accordance with Section 2.8(c) or Section 2.8(d), as applicable, Buyer shall (i) permit the Stockholders’ Representative and its accountants to consult with the Company, Buyer and their respective accountants (subject to such accountants’ consent) at reasonable times, upon reasonable prior notice and without unduly interfering with the Company’s or Buyer’s business, and (ii) provide to the Stockholders’ Representative and its accountants reasonable access during reasonable hours, upon reasonable prior notice, under reasonable circumstances and without unduly interfering with Buyer’s or its Affiliates’ business to all relevant books and records relating to the preparation of the Preliminary Closing Statement. If a Notice of Disagreement is received by Buyer, then the Preliminary Closing Statement (as revised in accordance with clause (A) or (B) below shall become the Final Closing Statement and become final and binding upon the Parties on the earlier of the date (A) on which the Stockholders’ Representative and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and (B) all matters in dispute are finally resolved in writing by the Accounting Firm. During the thirty (30) days following Buyer’s receipt of a Notice of Disagreement, Buyer and the Stockholders’ Representative shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and upon such resolution, the Final Closing Statement shall be prepared in accordance with the agreement of Buyer and the Stockholders’ Representative.

(d)               If any disputed items in the Notice of Disagreement have not been resolved within thirty (30) days following delivery of such Notice of Disagreement (or such longer period as Buyer and the Stockholders’ Representative may mutually agree in writing) (collectively, the “Disputed Items”), such Disputed Items shall be submitted to, and such Disputed Items shall be resolved by, (i) Ernst & Young, or (ii) in the event such accounting firm is unable or unwilling to take such assignment, a nationally recognized accounting firm mutually agreed upon by Buyer and the Stockholders’ Representative or, if Buyer and the Stockholders’ Representative cannot agree on an accounting firm within thirty (30) days after timely delivery of a Notice of Disagreement, each of Buyer and the Stockholders’ Representative shall select a nationally recognized accounting firm and such two accounting firms shall designate a third nationally recognized accounting firm that neither presently is, nor in the past three (3) years has been, engaged by either Party or any of their respective Affiliates. Ernst & Young, the accounting firm so agreed to by Buyer and the Stockholders’ Representative, or the third accounting firm so selected by the two accounting firms, is hereinafter referred to as the “Accounting Firm” (it being understood that in making such calculation, the Accounting Firm shall be functioning as an expert and not as an arbitrator and shall not have any authority to interpret any provision of this Section 2.8 or any other provision of this Agreement). Buyer and the Stockholders’ Representative shall submit to the Accounting Firm for review and resolution all matters (but only such matters) that are set forth in the Notice of Disagreement which remain in dispute. Buyer and the Stockholders’ Representative shall instruct the Accounting Firm to select one of its partners experienced in purchase price adjustment disputes to make a final determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses and the amount of the Merger Consideration based thereon, in each case, calculated with reference to the items that are in dispute as set forth in the Notice of Disagreement. Buyer and the Stockholders’ Representative shall instruct the Accounting Firm that, in resolving the items in the Notice of Disagreement that are still in dispute and in determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses and the amount of the Merger Consideration based thereon, the Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Buyer, on the one hand, or the Stockholders’ Representative, on the other hand, or (B) less than the smallest value for such item assigned by Buyer, on the one hand, or the Stockholders’ Representative, on the other hand, (ii) make its determination in accordance with the guidelines and procedures set forth in this Agreement solely based on the written calculations and other supporting information provided by each party and, solely if requested by the Accounting Firm, an in-person meeting concerning the dispute, at which meeting each of Buyer and the Stockholders’ Representative shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (iii) render a final resolution in writing to Buyer and the Stockholders’ Representative (which final resolution shall be requested by Buyer and the Stockholders’ Representative to be delivered not more than thirty (30) days following submission of such disputed matters to the Accounting Firm), which, absent manifest error (in which case such report shall be returned to the Accounting Firm for correction and such corrected report). shall be final, conclusive and binding on the Parties with respect to the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses and the amount of the Merger Consideration based thereon, and (iv) provide a written report to Buyer and the Stockholders’ Representative, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Firm’s final determination. The fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and the Equity Holders, on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of Buyer and the Stockholders’ Representative bears to the amount actually contested by such Party.

(e)               The Preliminary Closing Statement (as adjusted by the agreement of the Parties or at the direction of the Accounting Firm, as applicable) shall be deemed final for the purposes of this Section 2.8 upon the earliest of the (i) failure of the Stockholders’ Representative to notify Buyer of a dispute within thirty (30) days (as may be extended pursuant to Section 2.8(c)) after the Stockholders’ Representative receives the Preliminary Closing Statement, (ii) resolution of all disputes, pursuant to Section 2.8(c), by Buyer and the Stockholders’ Representative, and (iii) resolution of all disputes, pursuant to Section 2.8(d), by the Accounting Firm.

(f)                Within five (5) Business Days following the determination of the Final Closing Statement in accordance with Section 2.8(c), Section 2.8(d) or Section 2.8(e), as applicable:

(i)                 if the Estimated Merger Consideration Amount exceeds the Final Merger Consideration Amount, then Buyer shall be entitled to claim from the Adjustment Escrow Fund an amount equal to such excess (and if the Adjustment Escrow Fund is insufficient to cover such adjustment in full, Buyer shall be entitled to claim such shortfall from the Indemnity Escrow Fund), and Buyer and the Stockholders’ Representative will promptly deliver a joint written instruction to the Escrow Agent instructing it to release (A) to Buyer or its designee the amount of such excess from the Adjustment Escrow Fund (and the Indemnity Escrow Fund, as applicable) and (B) if any amount remains in the Adjustment Escrow Fund after giving effect to the foregoing clause (A), (1) pay to the Stockholders’ Representative an amount equal to the remainder of the Adjustment Escrow Fund multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (2) pay to the Company an amount equal to the remainder of the Adjustment Escrow Fund, if any, multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system to the In-the-Money Option Holders who have delivered properly completed and executed Option Holder Acknowledgments, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.

(ii)              if the Final Merger Consideration Amount exceeds the Estimated Merger Consideration Amount (such excess, the “Upward Adjustment”), then Buyer shall (A) pay to the Stockholders’ Representative an amount equal to the remainder of such Upward Adjustment multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (B) pay to the Company an amount equal to such Upward Adjustment, if any, multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system to the In-the-Money Option Holders who have delivered properly completed and executed Option Holder Acknowledgments, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.

(g)               For the avoidance of doubt, none of the Equity Holders, the Stockholders’ Representative nor any of their respective Affiliates shall have any liability under this Section 2.8 for any Net Working Capital Adjustment Amount in excess of the then-remaining Adjustment Escrow Amount and the Indemnity Escrow Fund. Recovery from the Adjustment Escrow Fund and the Indemnity Escrow Fund, as applicable, shall be the sole and exclusive remedy available to Buyer for any claims by Buyer against Stockholders’ Representative or otherwise arising out of or relating to the Merger Consideration Adjustment contemplated by this

Section 2.8, and neither Buyer nor the Surviving Company or any of their respective Affiliates shall have any claim against the Stockholders’ Representative in respect thereof.

(h)               All payments required under this Section 2.8 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s).

(i)                 It is expressly understood and agreed that Buyer’s payment of the Merger Consideration Adjustment, if any, (i) to the Company in respect of the portion of the Merger Consideration Adjustment to be paid to the Option Holders and payment thereof to the Option Holders by the Company and (ii) to the Stockholders’ Representative in respect of the portion of the Merger Consideration Adjustment to be paid to the other Equity Holders, shall be in full satisfaction of Buyer’s obligation with respect to such amounts, and, once paid in accordance with the terms of this Agreement, Buyer and its Affiliates shall have no liability to the Stockholders’ Representative, any Equity Holder or any other Person for any amounts in respect of the same.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Buyer and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 3.1            Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses as conducted on the date hereof. Each Group Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has made available to Buyer prior to the date hereof true, correct and complete copies of the Organizational Documents of each Group Company as in effect as of the date of this Agreement.

Section 3.2            Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the Stockholder Approval. The Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and to approve. This Agreement has been duly authorized, executed and delivered by the Company and, when duly authorized, executed and delivered by all other Parties, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforceability of creditors’ rights and remedies generally, and subject, as to enforceability, to general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3            Capitalization.

(a)               The authorized capital stock of the Company consists only of 50,000,000 shares of Common Stock. The number of shares issued and outstanding and the owners of such shares, in each case, as of the date hereof, are set forth on Schedule 3.3(a). All of the issued and outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable. None of the issued and outstanding shares of Company Stock were issued in violation of any preemptive rights or Laws. Except as set forth on Schedule 3.3(a), there are no (i) outstanding shares of capital stock or equity voting interest of, or any stock appreciation, phantom stock, profit participation or other similar rights with respect to, the Company or (ii) preemptive rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or agreements, arrangements or commitments of any character relating to shares of Company Stock or obligating either the Equity Holders or the Company to issue or sell any shares of Company Stock, or any other interest in, the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or equity interest in the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no Contracts to which the Company is a party which require the Company to repurchase, redeem or otherwise acquire any shares of Company Stock. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of capital stock of or any equity interests in the Company. All Options have been granted pursuant to the Stock Option Plan. Schedule 3.3(a) contains a true and complete list of all outstanding Options, including with respect to each such award, as applicable, the holder, date of grant, exercise price, and number of shares of Company Stock subject thereto. Three (3) Business Days prior to the Closing Date, the Company shall provide Buyer with a revised version of Schedule 3.3(a), updated as of such date. No Company Subsidiary owns any shares of Company Stock.

(b)               Except as set forth on Schedule 3.3(b), all of the outstanding equity securities of each Company Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and are owned by the Company, whether directly or indirectly through other Company Subsidiaries, free and clear of all Liens, and there are no other (i) outstanding shares of capital stock or voting securities of, or any stock appreciation, phantom stock, profit participation or other similar rights with respect to, any Company Subsidiary or, (ii) preemptive rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or agreements, arrangements or commitments of any character relating to any capital stock or equity interest in any Company Subsidiary, or obligating either the Company or any Company Subsidiary to issue or to sell any shares of capital stock or equity interests in any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or equity interest in any Company Subsidiary, and no securities or obligation evidencing such rights are authorized, issued or outstanding There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any equity securities of any Company Subsidiary.

(c)               The allocation of the Merger Consideration among the Stockholders and the payments to the Option Holders, in each case, as contemplated by this Agreement, are in accordance with the Company’s Organizational Documents, applicable Law and any applicable Contract to which the Company is a party. Except for payments under this Agreement, no amounts are due and payable by any Group Company to any Equity Holder in respect of such Equity Holder’s interest in the Company.

Section 3.4            Company SubsidiariesSection 1.1. Schedule 3.4 sets forth a true and complete list of the Company Subsidiaries as of the date hereof, listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares. All shares of capital stock of each Company Subsidiary are owned, directly or indirectly, by the Company. Except as set forth on Section 3.4, the Company does not, directly or indirectly, own any capital stock in any Person other than a Company Subsidiary. There are no Contracts to which any Group Company is a party which require any Group Company to make any investment in any other Person.

Section 3.5            Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Stockholder Approval, the filing of the Certificate of Merger, and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will with the lapse of time, the giving of notice or both (a) conflict with or result in any breach of any provision of the Organizational Documents of any Group Company, (b) require any filing with, notice to or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity or affect the validity of any License, (c) result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Company Material Contract, (d) violate in any respect any Law applicable to any Group Company or, (e) result in the imposition of any Lien (other than a Permitted Lien) on any asset or property of a Group Company, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.6            Financial Statements. Schedule 3.6 sets forth true and complete copies of the audited consolidated balance sheet of the Company for the fiscal years ended December 31, 2015 and 2016, and the related audited consolidated statements of operations and comprehensive income and cash flows of the Company for the years then-ended, together with all related notes and schedules thereto, accompanied by the report thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), and the unaudited consolidated balance sheet of the Company as of December 31, 2017 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive income and cash flows of the Company for the twelve-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Financial Statements and the Interim Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are in accordance with the books and records of the Group Companies in all material respects, (ii)

present fairly in all material respects the financial position of the Group Companies as of the dates indicated and the results of operations and comprehensive income and cash flows of the Group Companies for the periods indicated and (iii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (subject, in each case, to exceptions as to consistency to the extent specified therein or as may be indicated in the notes thereto, and to normal recurring year-end adjustments (which in the aggregate are not material) and the absence of notes). To the Knowledge of the Company, there are no unrecorded credits to customers that have not been fully reflected in the Financial Statements and the Interim Financial Statements regardless of whether the omission of such credit is consistent with or required by GAAP. No Group Company has entered into or engaged in, any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K promulgated by the SEC.

Section 3.7            No Undisclosed Liabilities; Indebtedness. (a) Except as set forth in the Financial Statements, the Interim Balance Sheet or Schedule 3.7, the Group Companies do not have any liabilities or obligations of any kind, whether accrued, contingent absolute, determined, determinable or otherwise, except for liabilities and obligations (i) incurred since the Balance Sheet Date in the Ordinary Course, not in violation of Section 3.8 and that are not material to the Group Companies, taken as whole, (ii) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby or constitute Company Transaction Expenses, (iii) that have been discharged or paid off in full since the Balance Sheet Date; or (v) that would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b)               Except as set forth on Schedule 3.7(b), the Group Companies have no Indebtedness.  Neither the Company nor any Company Subsidiary is in default under any such Indebtedness.

Section 3.8            Absence of Certain Changes. Except as set forth on Schedule 3.8, since June 30, 2017 and through the date hereof:

(a)               the Group Companies have conducted their business in the Ordinary Course in all material respects;

(b)               there has been no Material Adverse Effect;

(c)               there has been no material casualty, loss, damage or destruction of any property and that is not covered by insurance, subject to any retentions, deductibles or similar items;

(d)               there has been no material change in the accounting methods or practices of any Group Company or any change in depreciation or amortization policies or rates theretofore adopted by the Group Companies; and

(e)               except for actions taken in connection with this Agreement or the transactions contemplated hereby, no Group Company has taken any action that, if taken after the date hereof and prior to Closing without Buyer’s consent, would constitute a violation of Section 5.1(b) (excluding Sections 5.1(b)(v), 5.1(b)(viii), 5.1(b)(x) and 5.1(b)(xiii)).

Section 3.9            Properties.

(a)               Schedule 3.9(a) lists all fee owned real property by any Group Company (each, an “Owned Real Property”), and sets forth the name of the entity holding such Owned Real Property interest and the street address of each Owned Real Property. The Owned Real Property constitutes all of the real property utilized in connection with the business of the Group Companies and is adequate to conduct such business as currently conducted.

(b)               Correct and complete copies of all existing vesting deeds, current title insurance policies, copies of all underlying recorded documents and most recent surveys, copies of any appraisals, in each case, relating to the Owned Real Property, have been made available to Buyer (in each case to the extent in the possession of the Company or any of its Subsidiaries) prior to the date hereof.

(c)               Except as set forth on Schedule 3.9(c), with respect to each Owned Real Property: (i) the applicable Group Company has good and valid indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) the Group Companies are in compliance in all material respects with any zoning, use, occupancy or similar requirements applicable to such Owned Real Property.

(d)               The applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(e)               Other than in connection with takings for road widening and redirection that would not have an adverse impact on the conduct of business at such Owned Real Property, no Group Company has Knowledge that the Owned Real Property or portion thereof is subject to any pending suit for condemnation or expropriation or other taking by any Governmental Entity or that any such condemnation or other taking is threatened or contemplated.

(f)                The Group Companies do not lease, sublease, license or otherwise occupy any real property as tenant, subtenant, or licensee.

(g)               The components of all buildings, structures, equipment and other improvements located on the Owned Real Property are in good operating condition and repair in all material respects for the uses for which they are currently employed (normal wear and tear excepted). The property and assets owned by the Company or any Company Subsidiary, or which they otherwise have the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Company or any Company Subsidiary and are adequate to conduct such businesses as currently conducted. Except as set forth on Schedule 3.9(g), no material repairs, replacements or regularly scheduled maintenance relating to any Owned Real Property that have not been completed are currently being delayed or deferred.

(h)               The applicable Group Company has access to and the rights of ingress and egress over, to and from public roads or through easements or other rights of way bounding each Owned Real Property.

(i)                 To the Knowledge of the Company, any off-site storage facility set forth on Schedule 3.9(i) used by the Company or any Company Subsidiary, and operated by a third-party service provider, to house archive material, specimens, paper data, electronic data, back-up material and study-related or support records used in the operation of the business of the Company and the Company has been maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of the same, ordinary wear and tear excepted).

Section 3.10        Intellectual Property.

(a)               Schedule 3.10(a) contains a true, correct and complete list of all of the following items included in the Owned Intellectual Property as of the date hereof: (i) all registered trademarks and pending trademark applications; (ii) all registered copyrights; (iii) all domain names; and (iv) all patents and patent applications, including, as appropriate, for each item identified pursuant to (i) - (iv) above, the owner, registration and application dates and numbers, and the jurisdiction. Collectively, the items listed on Schedule 3.10(a) represent the “Company Intellectual Property”.

(b)               The Licensed Intellectual Property and the Owned Intellectual Property together constitute all the Intellectual Property necessary to, or used or held for use in, the conduct of the business of the Group Companies as presently conducted. There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property.

(c)               Except as set forth on Schedule 3.10(c), (i) the Group Companies are the sole and exclusive owners of all Owned Intellectual Property and possess all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens); (ii) there are no judgments finding any of the Owned Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property to be invalid or unenforceable in whole or in part, and, to the Knowledge of the Company, all such Owned Intellectual Property and Licensed Intellectual Property is valid and enforceable; (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, in writing, that challenge the validity, use, ownership, or enforceability of the Owned Intellectual Property and/or seek to deny or restrict the rights of any Group Company in any of the Owned Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property; (iv) the Group Companies have taken commercially reasonable actions to maintain and protect any material Owned Intellectual Property; (v) the maintenance fees necessary to maintain the Company Intellectual Property and any and all software (including commercial “off the shelf” software) licensed to the Group Companies through the Closing Date have been paid; and (vi) all of the past and current employees and independent contractors of the Group Companies who have participated or are currently participating in the creation of any material Owned Intellectual Property have executed agreements with the applicable Group Company, whereby such employees and independent contractors presently assign to the applicable Group Company all right, title and interest they may have in such material Owned Intellectual Property.

(d)               Except as set forth on Schedule 3.10(c): (i) neither the use of any Intellectual Property as currently used by the Group Companies in the conduct of their business, nor the conduct of their business as presently conducted, infringes, misappropriates or otherwise violates the rights of any Person in any Intellectual Property in a manner that would reasonably expected to be material to the Group Companies, taken as a whole, (ii) no Group Company has received any written notice from any third party, since January 1, 2016, alleging any of the same and/or offering to license any Intellectual Property of such third party and (iii) there is no Action pending against, or, to the Knowledge of the Company, threatened, in writing, against any Group Company alleging that the use of the Owned Intellectual Property or the Licensed Intellectual Property or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by any Group Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property of any third party.

(e)               Except as set forth on Schedule 3.10(e): (i) there are no Actions currently pending or threatened, or that have been brought, since January 1, 2016, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Owned Intellectual Property; and (ii) to the Knowledge of the Company, no Person has, since January 1, 2016, infringed, misappropriated or otherwise violated, or is currently infringing upon, misappropriating, or otherwise violating, any of the Owned Intellectual Property or Licensed Intellectual Property.

(f)                Each Group Company has taken commercially reasonable measures in accordance with normal industry practice to maintain the confidentiality of all Owned Intellectual Property that is material to the business or operation of any Group Company and the value of which to such Group Company is contingent upon maintaining the confidentiality thereof. None of the Owned Intellectual Property that is material to the business or operation of any Group Company and the value of which to such Group Company is contingent upon maintaining the confidentiality thereof, has been disclosed other than to employees, representatives, and agents of a Group Company, or third parties engaged in business with a Group Company, all of whom are bound by confidentiality agreements or policies.

(g)               Each Group Company has commercially reasonable rules, policies and procedures in place to protect Personal Data in such Group Company’s possession or control from unauthorized access by third persons. Each Group Company has, since January 1, 2016, complied, in all material respects, with all such rules, policies, procedures and all applicable Laws with respect to the protection, storage, collection, retention, use, disclosure and other processing of Personal Data (including the European Union Data Protection Directive, 95/46/EC, as updated from time to time). To the Knowledge of the Company, since January 1, 2016, no person or entity has made any illegal or unauthorized use of Personal Data that was collected by or on behalf of the Group Companies and is in the possession or control of the Group Companies. To the Knowledge of the Company, no Group Company is currently under any investigation by any Governmental Entity regarding its protection, storage, use, and disclosure of Personal Data.

(h)               It is the practice of the Group Companies to scan with commercially available virus scan software the Company Software that is capable of being scanned for viruses and (i) to the Knowledge of the Company, none of the Company Software that is material to the conduct of the business of the Group Companies as presently conducted contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any Person and (ii) all software vendor audits requested prior to the date hereof have been satisfied by verifying, with respect to the software that is the subject of such audit, that (A) the Group Companies have valid licenses to use all copies of such software that are necessary to, or used or held for use in, the conduct of the business of the Group Companies as presently conducted and/or (B) the Group Companies have paid all amounts owed (including any associated penalties) arising from their use of such software.

(i)                 The IT Assets operate and perform, in all material respects, in a manner that permits the Group Companies to conduct their business as currently conducted. The Group Companies have taken commercially reasonable actions to protect the confidentiality, integrity, operation and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, malfunction, modification or corruption. Except as set forth on Schedule 3.10(i), to the Knowledge of the Company, there has been no unauthorized use, access, interruption, modification, corruption or material malfunction of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 3.11        Litigation; Disputes. (a) Except as set forth on Schedule 3.11(a) or as would not reasonably be expected to be material to the Group Companies, taken as a whole, there are no Actions pending or, to the Knowledge of the Company, threatened by any Governmental Entity or other Person with respect to any Group Company or any of their respective properties or assets at Law or in equity. Except as set forth on Schedule 3.11(a), there are no unsatisfied or continuing judgments, orders or settlements to which any Group Company is a party or is bound and neither the Company (or its applicable Subsidiary) nor, to the Knowledge of the Company, the other party thereto, is in default under or with respect to any such judgment, order or settlement.

(b)               Schedule 3.11(b) sets forth all Actions (other than immaterial Actions) against any Group Company since January 1, 2016 and which are no longer pending (“Prior Actions”). All of the Prior Actions have been concluded in their entirety, no Group Company has any ongoing obligations thereunder and any amounts payable by any Group Company related thereto have been paid in full. All Losses with respect to the Prior Actions have been accrued or otherwise disclosed in the Financial Statements or the Interim Financial Statements.

(c)               Since January 1, 2016, no customer (or potential customer) has conducted an audit of any Group Company after which such customer (or potential customer) notified such Group Company in writing, or to the Knowledge of the Company, orally, that such customer intended to terminate its relationship with the applicable Group Company, or that such potential customer determined not to commence a relationship with the applicable Group Company, as a result of its dissatisfaction with the applicable Group Company’s performance, processes or capabilities thereof.

Section 3.12        Company Material Contracts.

(a)               Schedule 3.12(a) sets forth a true, complete and correct list of the following Contracts to which any of the Group Companies is a party or by which it is bound, in each case, as of the date of this Agreement (the following, collectively, the “Company Material Contracts”) of:

(i)                 any Contract for the lease of personal property having annual rents in excess of $15,000;

(ii)              any Contract (excluding purchase orders) for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and its Subsidiaries of $500,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $500,000 or more;

(iii)            any sales, distribution or other similar Contract providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, equipment or other assets that provides for either (A) annual payments to the Company and its Subsidiaries of $100,000 or more or (B) aggregate payments to the Company and its Subsidiaries of $250,000 or more;

(iv)             any Contract with a Top 20 Client;

(v)               any Contract with a Top 20 Vendor;

(vi)             any partnership, joint venture, collaboration or other similar agreement or arrangement;

(vii)          any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), since January 1, 2016 or which contain unsatisfied obligations or liabilities of the Group Companies;

(viii)        any Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset) and involving amounts in excess of $300,000;

(ix)             any employment or restrictive covenant Contract with any current Service Provider that is not terminable at will (other than standard employee confidentiality or non-disclosure agreements);

(x)               any Collective Bargaining Agreement or other Contract with any labor union, works council or similar body;

(xi)             any bonus, pension, profit sharing or participation, stock option, stock purchase and similar plans and arrangements providing benefits to any current or former Service Provider of any Group Company;

(xii)          any indemnification agreement entered into by any Group Company for the benefit of any current or former employee, officer or director of any Group Company;

(xiii)        any agency, distributor, dealer, sales representative, marketing or other similar Contract;

(xiv)         any Contract that limits the freedom of the Company or any Company Subsidiary to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any Company Subsidiary after the Closing Date or that contains a material exclusivity, requirements or similar provision binding on the Company or any Company Subsidiary;

(xv)           any Contract with (A) any Equity Holder or any of its Affiliates, or (B) any director or officer of any Group Company, any Equity Holder or any of their respective Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or officer (each of the foregoing, a “Related Party”);

(xvi)         any settlement agreement pursuant to which any Group Company is obligated to (A) pay any amounts after the date of this Agreement in excess of $10,000, (B) provide any injunctive relief, (C) take any action or refrain from taking any action after the date of this Agreement or (D) admit liability, fault or negligence;

(xvii)      any Contract with a Governmental Entity;

(xviii)    any Contract granting or permitting any Lien on any properties, assets or rights of the Company or any of its Subsidiaries that will not be released at or prior to Closing;

(xix)         any Contract involving the payment or receipt by any Group Company of milestone payments or royalties other than any service Contract with customers in the Ordinary Course;

(xx)           any Contract involving the grant of any right of first refusal, right of first offer or comparable right to or from any Group Company with respect to any Intellectual Property Rights, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer;

(xxi)         any Contract involving research, development, modification or enhancement of Intellectual Property Rights, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer;

(xxii)      any Contract (excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $50,000 or less) pursuant to which any Group Company (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property or (B) grants the right to use, or a covenant not to sue under, any Intellectual Property, in each case, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer;

(xxiii)    any Contract for the purchase or sale by any Group Company of any real property other than in the Ordinary Course of business; or

(xxiv)     any other Contract not made in the Ordinary Course and that is material to the Company and its Subsidiaries taken as a whole.

(b)               The Company Material Contracts (except those that are cancelled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, assuming the due authorization, execution and delivery by such other party, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There does not exist under any Company Material Contract any event of material default or event or condition that, with notice or lapse of time or both, constitutes or would constitute a material violation, breach or event of default thereunder on the part of the applicable Group Company, or, to the Knowledge of the Company, the other parties thereto. No notice to terminate, repudiate or breach any Company Material Contract, in whole or in part, has been received. The Company has furnished to Buyer a true, complete and correct copy of each Company Material Contract, including any amendments or supplements thereto.

Section 3.13        Taxes; Tax Returns.

(a)            Except as otherwise disclosed on Schedule 3.13(a):

(i)                 all federal income Tax Returns and other material state, local and foreign Tax Returns of the Group Companies required to have been filed with any Governmental Entity in accordance with any applicable Law have been timely and duly filed (taking into account any extensions) and are correct and complete in all material respects;

(ii)              all Taxes shown as due and owing by the Group Companies on the Tax Returns described in Section 3.13(a)(i), and all other material Taxes due and owing have been timely paid in full, or, if such Taxes have not been paid in full, an adequate provision in respect of such Taxes has been made in accordance with GAAP on the Company’s Financial Statements;

(iii)            as of the date hereof, there are no extensions of time currently in effect with respect to the dates on which any Tax Returns of the Group Companies are due to be filed;

(iv)             all material deficiencies asserted as a result of any examination of any Tax Return of a Group Company have been paid in full, accrued on the books of the Group Companies or finally settled, in each case, as of the date hereof;

(v)               no audit, investigation, contest, litigation or other proceeding with or against any Governmental Entity with respect to Taxes of a Group Company is currently underway, pending or, to the Knowledge of the Company, threatened, in each case, as of the date hereof;

(vi)             the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person;

(vii)          there are no outstanding waivers or agreements by or on behalf of any Group Company for the extension of time for the assessment of any material Taxes or any material deficiency thereof, in each case, as of the date hereof;

(viii)        there are no Liens for Taxes against any asset of a Group Company (other than Permitted Liens);

(ix)             no Group Company is a party to any Tax allocation, Tax indemnity, or Tax sharing agreement under which a Group Company will have any liability after the Closing (excluding commercial agreements the primary subject of which is not Taxes);

(x)               no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company);

(xi)             no Group Company is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or has participated in any “reportable transaction” (other than a “loss transaction”) as defined in Treasury Regulation Section 1.6011-4(b);

(xii)          (A) no Group Company will be required to include any material adjustment in taxable income for any Post-Closing Tax Period under Section 481 of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period, (B) none of the Group Companies will be required to include for a Post-Closing Tax Period a material item of income in taxable income attributable to income economically realized in a Pre-Closing Tax Period, including any material item of income that would be includible in taxable income of a Post-Closing Tax Period as a result of the installment method or the look-back method (as defined in Section 460(b) of the Code), (C) none of the Group Companies will be required to forego a material item of deduction from taxable income in a Post-Closing Tax Period with respect to an item of expense that was economically borne in a Post-Closing Tax Period, (D) no Group Company has made an election under Section 965(h) of the Code to pay the “net tax liability,” as defined therein, in installments, and (E) there are no closing agreements or similar agreements or arrangements with any Tax authority with regard to the determination of the Tax liability of any Group Company that will have material continuing effect on any Tax period (or portion thereof) ending after the Closing Date;

(xiii)        during the past two years, no Group Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(xiv)         no Group Company has any liability for Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), or as transferee or successor, by contract or otherwise;

(xv)           no Group Company is or has been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; and

(xvi)         MPI Research, Inc. (and any predecessor of MPI Research, Inc.) was a validly electing S corporation, within the meaning of Sections 1361 and 1362 of the Code and any similar provisions of state or local law, at all times since it was formed up to and including January 26, 2016. MPI Research, Inc. has no potential liability for any Tax under Section 1374 of the Code or any similar provisions of state or local law. Jasper Research, Inc. was a qualified subchapter S subsidiary, within the meaning of Sections 1361 and 1362 of the Code and any similar provisions of state or local law, at all times since it was formed up to and including January 26, 2016.

(b)               The representations and warranties made in this Section 3.13 (other than Section 3.13(a)(ix) and (xii)) refer only to the past activities of the Group Companies and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon with respect to, or give rise to any claim for, Taxes attributable to any Post-Closing Tax Period.

(c)               The representations and warranties set forth in this Section 3.13 and Section 3.17 shall constitute the only representations and warranties by the Group Companies with respect to Taxes.

Section 3.14        Environmental Matters.

(a)               Except as disclosed on Schedule 3.14(a) or as would not reasonably be expected to be material to the Group Companies, taken as a whole:

(i)                 each Group Company is and, has been in compliance with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all applicable Environmental Permits;

(ii)              no Group Company nor to the Knowledge of the Company any of their respective predecessors has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or Released any Hazardous Substance or (ii) owned, leased or operated any facility or property which is or has been contaminated by any Hazardous Substance by any Group Company or any other Person;

(iii)            none of the Group Companies or any of their respective predecessors has assumed by contract any obligation or liability of any other Person relating to any Environmental Laws, Environmental Permits or Hazardous Substances; and

(iv)             no Group Company nor to the Knowledge of the Company any of their respective predecessors (i) has received any written, or to the Knowledge of the Company nonwritten, notice, demand, request for information, citation, summons or complaint, (ii)  is subject to any pending, or to the Knowledge of the Company threatened, claim, investigation, action, suit, review or proceeding or (iii) has been issued any order, judgment, decree or injunction, in each case related to any Environmental Law or Environmental Permit or arising out of the ownership, use, control or operation by any Group Company of any property from which there was a Release of any Hazardous Substance.

(b)               No Group Company owns, operates or leases any real property in New Jersey or Connecticut.

(c)               The Group Companies have made available to Buyer reasonably prior to the date hereof copies of all material Phase I and Phase II studies or other written environmental assessments, investigations, studies, tests or other material environmental analyses with respect to any Group Company (or any of their respective predecessors) or any property or facility now or previously owned, leased or operated by any Group Company (or any of their respective predecessors) (in each case, to the extent in the possession of the Group Companies).

Section 3.15        Licenses and Permits. Schedule 3.15 sets forth a true, correct and complete list of all material Licenses held by the Group Companies, including all site licenses, operational Licenses, animal use Licenses and all Licenses covering the use of select agents and toxins pathologic materials, radioactive or radioisotopic materials, controlled substances, biomedical waste, water waste, radiation machines and any other Hazardous Materials (including Licenses issued by the U.S. Department of Agriculture or U.S. Department of Transportation). The Group Companies own or possess all Licenses that are necessary to enable them to carry on their respective operations as presently conducted. The Licenses held by the Group Companies that are set forth on Schedule 3.15 are valid and in full force and effect, and all other Licenses held by the Group Companies are valid and in full force and effect except as would not reasonable be expected to be material to the Group Companies, taken as a whole. None of such Licenses will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby, except as would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.16        Compliance with Laws; Regulatory Matters.

(c)               The businesses of each Group Company is, and since January 1, 2016 has been, conducted in compliance in all material respects with all applicable Laws, including (i) the FDCA, (ii) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (iii) federal, state or provincial criminal or civil Laws (including the False Claims Act (42 U.S.C. §1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq.), as amended by the Health Information

Technology for Economic and Clinical Health Act, EPA Good Laboratory Practices (Title 40 CFR Part 160 & 792), FDA Electronic Records requirements (Title 21 CFR Part 11) and any comparable federal, state, provincial or local Laws), (iv) state or provincial licensing, disclosure and reporting requirements and (v) applicable requirements relating to Good Laboratory Practices, Good Clinical Practices, adverse event reporting, recordkeeping, and filing of reports. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notification or communication (or to the Knowledge of the Company, any oral notification or communication) from any relevant Governmental Entity of noncompliance by, or liability of the Company or its Subsidiaries under, any applicable Law, and, to the Knowledge of the Company, no notification or communication of noncompliance or liability has been threatened by any Governmental Entity. Notwithstanding the foregoing and for the avoidance of doubt, this Section 3.16 shall not apply with respect to Taxes, which shall be covered exclusively by Section 3.13 and Section 3.17.

(d)               All pre-clinical and clinical investigations conducted by each Group Company are being, and have been since January 1, 2016, conducted in compliance with all applicable Laws administered or issued by the applicable Governmental Entities, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA electronic records requirements (Title 21 CFR Part 11), and (iii) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that would not reasonably be expected to result in material liability to the Group Companies, taken as a whole.

(e)               Since January 1, 2016, all reports, documents, claims, Licenses and notices required to be filed, maintained or furnished to the FDA or any other applicable Governmental Entity by any Group Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not be material to the Company. All such reports, documents, claims, Licenses and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other applicable Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other applicable Governmental Entity, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other applicable Governmental Entity to invoke any similar policy. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor any of its Subsidiaries, nor any officer or employee of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar Law or program.

(f)                There is no civil, criminal or administrative Action, notice of violation, notice of disqualification, other notice, demand letter, warning letter, or request for information pending, or to the Knowledge of the Company, threatened, or any liability of any kind to comply with any FDA Laws. No Group Company has received a warning letter from the FDA since January 1, 2016 and, to the Knowledge of the Company, no Group Company has received notice that (x) the FDA intends to conduct an inspection of any Group Company facility within 12 months from the date hereof or (y) that any Group Company is at risk of receiving a warning letter or notice of disqualification from the FDA. There is no act, omission, event or circumstance of which the Company has Knowledge that may give rise to any such Action, notice of violation, notice, demand letter, warning letter, or request for information, or any such liability (i) against, involving or of the Company or any of its Subsidiaries or (ii) against, involving or of any other Person (including any FDA Company Contractor) that could be imputed or attributed to any Group Company.

(g)               The Company has made available to the Buyer prior to the date hereof true, complete and correct copies of all documentation and correspondence between any Group Company and any Governmental Entity with respect to any inspection or audit observations of non-compliance or which pertains to the receipt of any written notice or communication (or to the Knowledge of the Company, any oral notice or communication) of non-compliance, including warning letters, from any Governmental Entity with respect to the business, facilities or assets of the Group Companies. The Company has made available to Buyer prior to the date hereof true and complete copies of all documentation related to all audits and completed site evaluations and investigations performed by or on behalf of any customer or potential customer of the Group Companies and all documentation related to such audits and site evaluations, including any written audit-related materials and quality reports provided by the Group Companies’ customers or potential customers.

(h)               No SEND Reports are past-due for which any Group Company has obligated itself to provide such to a customer. The current SEND staff of 14 FTEs is an appropriate level of staffing to service the anticipated demand of 216 SEND reports in 2018.

(i)                 Except as set forth on Schedule 3.16, since January 1, 2016, no Group Company has operated or engaged in the business of the sale of live animals or the sale of any other product.

Section 3.17        Company Benefit Plans.

(a)               As of the date of this Agreement, the Company has provided Buyer a schedule that sets forth for each current Service Provider of the Group Companies (to the extent permitted by applicable Law), his or her name, employer, employee identification number, title, hire date, annual base salary or wage rate, current annual bonus opportunity, location of employment, whether full- or part-time, leave status (and, if on leave, the expected return date) and exempt or non-exempt status. With respect to the current annual bonus opportunity for each Service

Provider, if such annual bonus opportunities have not been determined as of the date of this Agreement, the Company will provide Buyer with this information for each Service Provider within five (5) days after the date that these bonuses opportunities are determined by the Company. Five (5) Business Days prior to the Closing Date, the Company will provide Buyer with a revised version of such schedule, updated as of ten days prior to the Closing Date. Except as set forth in Schedule 3.17(a), to the Knowledge of the Company, no Covered Employee has provided written notice to the Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year following the Closing Date.

(b)               Schedule 3.17(b) contains a true, correct and complete list of all Company Benefit Plans and specifies whether such plan is a US Plan or an International Plan. For each Company Benefit Plan, the Company has provided to Buyer a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and most recent summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the U.S. Internal Revenue Service (the “IRS”), (iv) the annual returns/reports (Form 5500) and accompanying schedules and attachments for the most recently completed plan year, (v) the most recently prepared actuarial reports and financial statements, (vi) all material, non-routine documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the PBGC or any other Governmental Entity during the past year, (vii) all current administrative and other service contracts and material amendments thereto with third-party service providers, (viii) all current employee handbooks, manuals and material policies, and (ix)
if such plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (viii).

(c)               Except as set forth on Schedule 3.17(c):

(i)                 No Company Benefit Plan is, and no Group Company has sponsored, maintained, administered or contributed to (or had any obligation to contribute to) in the past six (6) years, (i) a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or (ii) a “multiple employer plan” (as described in Section 413(c) of the Code), and the Company has no obligation or liability (and is not reasonably expected to have any direct or indirect obligation or liability) in connection with any such “multiemployer plan” or “multiple employer plan”;

(ii)              No Company Benefit Plan is, and no Group Company has sponsored, maintained, administered or contributed to (or had any obligation to contribute to) in the past six (6) years, an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and no Group Company has, or is reasonably expected to have, any direct or indirect material liability under Title IV of ERISA;

(iii)            No Company Benefit Plan is a defined benefit pension plan;

(iv)             Each Company Benefit Plan has been established, administered and operated in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code, and no events have occurred with respect to any Company Benefit Plan that could result in any payment or assessment by or against any Group Company of any excise taxes under ERISA or the Code;

(v)               No liability, claim, action or litigation is pending or has been made, commenced or threatened since January 1, 2016 with respect to any Company Benefit Plan before any arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the PBGC (other than routine claims for benefits payable in the Ordinary Course) and, to the Knowledge of the Company, no investigation, audit or proceeding is pending or has been made, commenced or threatened since January 1, 2016 with respect to any Company Benefit Plan before any Governmental Entity;

(vi)             Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and no event has occurred and no condition exists which would reasonably be expected to result in the revocation of or the refusal to issue or reissue any such determination letter or opinion letter or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation; furthermore, each trust created under any such Company Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt from its creation;

(vii)          Each International Plan that (i) is intended to qualify for special tax treatment meets all the requirements for such treatment except as would not result in material liability to the Group Companies, taken as a whole, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, to the extent required, based on reasonable actuarial assumptions in accordance with applicable accounting principles;

(viii)        No Group Company has any current or projected liability for, and no Company Benefit Plan provides or promises, any post-employment (other than through the end of the month of termination) or post-retirement medical, dental, disability, hospitalization, life, welfare or similar benefits (whether insured or self-insured) to any current or former Service Provider, except as required by applicable Laws, including COBRA;

(ix)             No Group Company nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in the past three (3) years in connection with and Company Benefit Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(x)               No Group Company has filed in the past three (3) years an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan;

(xi)             All contributions, premiums and payments that are due have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law except as would not result in material liability to the Group Companies, taken as a whole;

(xii)          Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) shall (i) entitle any current or former Service Provider to any bonus, severance, retention, retirement, change in control, job security payment or any other payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Benefit Plan, (iii) limit or restrict the right of any Group Company or, after the Closing, Buyer, to merge, amend or terminate any Company Benefit Plan, or (iv) result in the payment of any amount that would not be deductible under Section 280G of the Code; and

(xiii)        Each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” (within the meaning of Section 409A or 457A of the Code) has been timely amended (if applicable) to comply and has been operated and administered, in all material respects, in compliance with, and all Group Companies have complied, in all material respects, in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code and any proposed and final guidance under Sections 409A and 457A of the Code. No Group Company has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider of the Company for any Taxes incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

Section 3.18        Labor Relationships. Except as otherwise disclosed on Schedule 3.18.

(a)               none of the Group Companies is or, since January 1, 2016, has been party to or subject to, or is currently negotiating in connection with entering into, and none of the employees of any Group Company are represented by, a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the United States National Labor Relations Board (the “NLRB”)) or by any other Governmental Entity with respect to their employment with any of the Group Companies;

(b)               no Group Company employees are covered by a Collective Bargaining Agreement with any works council, trade union, or any labor organization or group, in each case with respect to their employment with any of the Group Companies, and there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider since January 1, 2016;

(c)               no material labor dispute (including any dispute with any works council), walk out, strike, slowdown, hand billing, picketing, work stoppage, interruption of work or lockout involving the employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened since January 1, 2016;

(d)               there are no material unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against or affecting any Group Company before the NLRB or any other Governmental Entity or any current union representation questions involving Group Company employees;

(e)               as of the Closing Date, each Group Company is, and has been since January 1, 2016, in material compliance with WARN and has no liabilities or obligations thereunder, and none of the Group Companies has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN;

(f)                the Group Companies are, and have been since January 1, 2016, in material compliance with all applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes; and

(g)               Since January 1, 2016 (and, to the Knowledge of the Company, prior to January 1, 2016), none of the Group Companies (nor, to the Knowledge of the Company, any of their respective officers or directors in their individual capacities) have settled any Action relating to sexual harassment, or discrimination, involving or relating to one or more current or former Service Providers. There is no such Action currently pending or, to the Knowledge of the Company, threatened against any of the Group Companies.

Section 3.19        Certain Fees. Buyer shall not be obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of the Equity Holders or the Group Companies at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.

Section 3.20        Insurance Policies. Schedule 3.20 contains true, correct and complete list of each insurance policy maintained by the Group Companies. Except as specified on Schedule 3.20, such insurance policies are, and since January 1, 2016 have been, in full force and effect in all material respects and shall be maintained by the applicable Group Company in full force and effect in all material respects as they apply to any matter, action or event relating to the Group Companies occurring through the Closing Date. There have been no material lapses in the insurance coverage of the Group Companies since January 1, 2016. All premiums payable under all such policies have been timely paid and have otherwise complied with the terms and conditions of all such policies and bonds in all material respects. The Company has notified its insurance carrier(s) in compliance with the reporting and notification requirements of the applicable insurance policies of any and all material claims made against the Company. There is no material claim by any Group Company pending under any such policy as to which coverage has been disputed or denied by the underwriters of such policies or in respect of which the underwriters have reserved their rights. True, complete and correct copies of all such insurance policies have been provided to Buyer prior to the date hereof.

Section 3.21        Affiliate Transactions. Except for employment relationships and compensation, benefits, travel advances and employee loans in the Ordinary Course or as disclosed on Schedule 3.21, since January 1, 2016, no Group Company is or has been a party to any Contract with (x) Avista or its Affiliates (excluding any portfolio companies of Avista or any of its affiliated investment funds) or any of their respective directors, officers or employees (“Avista Parties”) or (y) any other Related Party. None of the Avista Parties or any other Related Party (i) possesses, directly or indirectly, any financial interest in, or is a director or executive officer of, any Person (other than any Group Company) which is a client, supplier, customer, lessor or lessee of any Group Company or (ii) except as set forth on Schedule 3.21, owns any material property right, tangible or intangible, or is party to any material Contract, in each case which is used or held for use by a Group Company in the conduct of its business.

Section 3.22        Clients and Vendors.

(a) Schedule 3.22(a)(i) sets forth a list of the top twenty (20) clients of the Company and its Subsidiaries during each of the 2016 calendar year and the 2017 calendar year through the date of the Interim Financial Statements, ranked by consolidated revenue from each client in each such year (the “Top 20 Clients”) and Schedule 3.22(a)(ii) sets forth a list of the top twenty (20) vendors or suppliers or the Company and its Subsidiaries during each of the 2016 calendar year and the 2017 calendar year through the date of the Interim Financial Statements ranked by the aggregate amounts paid to each such vendor or supplier in each such year (the “Top 20 Vendors”).

(b)               Since January 1, 2016 no Top 20 Client has canceled or otherwise terminated its relationship with the Group Companies or has materially decreased, or indicated in writing to the Company that it intends to materially decrease, its usage or purchase of services from the Group Companies, in each case, other than in the Ordinary Course. To the Knowledge of the Company, the Company has not received any written threat from any Top 20 Client, to terminate or cancel or otherwise materially modify its relationship with the Group Companies or materially decrease or limit its usage or purchase of services from the Group Companies.

Section 3.23        Accounts Payable and Accounts Receivable.

(a)               No Group Company is delinquent in its payment of any accounts payable or accrued liability as of the date hereof, and no such accounts payable or accrued liabilities have been deferred (regardless of whether such Group Company and the third party have agreed to such deferral).

(b)               Except as specifically set forth on Schedule 3.23(b), all accounts receivable of the Group Companies: (i) have arisen only from bona fide transactions in the Ordinary Course; (ii) represent valid and enforceable obligations; (iii) are fully collectable no later than 90 days from the date of invoice related to such account receivable net of amounts reserved in accordance with GAAP and reflected in the calculation of Net Working Capital; (iv) are expected to be fully collected in the aggregate face amounts thereof when due without resort to litigation and without offset or counterclaim; and (v) are owned by the Group Companies free of any Liens (other than Permitted Liens).  No discount or allowance from the face amount of any receivables has been made or agreed to and none represents billings prior to actual sale of goods or provision of services.  Except as set forth on Schedule 3.23(b), there is no single debtor of the Group Companies that has refused or, to the Knowledge of the Company, threatened to refuse to pay obligations to the Group Companies that exceeds $10,000, and the debtors of the Group Companies have not refused or, to the Knowledge of the Company, threatened to refuse to pay obligations to the Group Companies that exceed $20,000 in the aggregate, in each case, for any reason and, to the Knowledge of the Company, no debtor of the Group Companies that has since January 1, 2016 filed for or has been declared bankrupt by a court of competent jurisdiction or that is subject to any bankruptcy proceeding.  Schedule 3.23(b) sets forth a complete and accurate accounts receivable aging report for the Group Companies as of December 31, 2017.

Section 3.24        Inventory and Backlog.

(a)               All inventory held by the Group Companies has been appropriately reserved, is of useable and saleable quality, has been recorded on the Financial Statements at the lower and cost and market value and in accordance with GAAP.

(b)               Schedule 3.24(b) sets forth a true and correct computation of the Company Backlog as of December 31, 2017 based upon the Company’s revenue recognition policies and pursuant to the Accounting Principles. For the purposes of this Agreement, “Company Backlog” means the aggregate amount of all authorizations, including change orders, from customers to the Group Companies to perform services, net of revenue on such respective authorizations. The information and data provided to Buyer by the Company relating to ongoing projects and services for any customer included in the Company Backlog as of December 31, 2017 is true, correct and complete in all material respects.

Section 3.25        Complete Copies of Materials. The Company has delivered or made available to the Buyer true and complete copies of each document that has been listed in the Schedules. As used in this Agreement, the Company shall be deemed to have “delivered”, “made available, “provided” or “furnished” to the Buyer (or other words of similar import) such documents referred to herein only if such documents were made available by the Company for review by the Buyer on and as of February 12, 2018 in the virtual data room maintained on behalf of the Company.

Section 3.26        Bank Accounts. Schedule 3.26 sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which any Group Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, including any credit facility (collectively, the “Bank Accounts”) and (b) a true and complete list and description of each such

Bank Account, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Group Company having signatory power with respect thereto.

Section 3.27        Certain Business Practice. (a) Since January 1, 2013, none of the Group Companies, nor any of their respective directors, officers, employees or, to the Knowledge of the Company, any of their Stockholders, agents, partners, representatives or other persons acting on their behalf has, in relation to the Group Companies and the matters contemplated by this contract, violated any Anti-Corruption Law or any applicable Law relating to Sanctions (as defined below) and export restrictions.

(a)               Each Group Company has maintained and currently maintains accurate books and records and maintains policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and any applicable Laws relating to Sanctions (as defined below), money laundering, export restrictions, embargo regulation or anti-boycott regulation. There have been no false or fictitious entries made in the books and records of the Group Companies relating to any secret or unrecorded fund or any unlawful payment, gift or other thing of value, and no Group Company has established or maintained a secret or unrecorded fund.

(b)               No Group Company, nor, to the Knowledge of the Company, any of their respective Stockholders, officers, directors, employees, agents, partners, representatives or other persons acting on their behalf is a non-U.S. Government Official or a close family member of a non-U.S. Government Official.

(c)               No Group Company or, to the Knowledge of the Company, any of its agents acting or benefiting in any capacity in connection with this Agreement is any of the following: (i) a Person that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department, Office of Foreign Assets Control at its official website, or (ii) otherwise the target of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council or the European Union (collectively, “Sanctions”), including by being located, organized or resident in a country or territory that is the target of Sanctions (currently, Crimea, Cuba, Iran, North Korea, and Syria). For the past five years, no Group Company has engaged in, or is now engaged in, directly or, to the Knowledge of the Company, indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the target of Sanctions.

(d)               To the Knowledge of the Company, no Governmental Entity is investigating or has since January 1, 2013 conducted, initiated or threatened any investigation of any of the Group Companies or any of their respective, officers, directors or employees for alleged violation of Anti-Corruption Laws, Sanctions or export controls Laws in connection with activities relating to the Group Companies.

Section 3.28        Clinical Trials.

(a)               Since January 1, 2016, and, to the Knowledge of the Company, since September 29, 2014, (i) all study participant stipends received from customers of a Group Company have either been distributed to clinical study participants in a manner consistent with historical practices, or, if not so distributed, any cash amounts reflecting such stipends that have not been so distributed remain as assets of a Group Company as of the Closing, (ii) no Group Company has received any written notice from the FDA or any other Governmental Entity requiring the termination or suspension or material modification of any clinical trial or other activity conducted by or on behalf of any Group Company and (iii) all clinical trials conducted by the Group Companies have been and are being conducted in all material respects in accordance with (A) all applicable federal, state, local and foreign laws, and regulations and all standards of good clinical practice and good laboratory practice, including but not limited to the FDCA, the Controlled Substances Act, 21 CFR § 11 (Electronic Records and Electronic Signatures), 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), and the International Conference on Harmonization E6 Good Clinical Practice: Consolidated Guidance and (B) the experimental protocols, informed consents, and related documents provided to the Group Companies by the customers/sponsors on whose behalf the clinical trials are being conducted.

(b)               Since January 1, 2016, and, to the Knowledge of the Company, since September 29, 2014, (i) no Group Company is subject to any pending or, to the Knowledge of Company, threatened investigation by the FDA or any other Governmental Entity to which the results of any clinical trial will be or has been submitted, (ii) to the Knowledge of the Company, no Group Company has employed or used the services of any person or entity debarred under the provision of Section 306(a) or (b) of the FDCA 21 USC §§ 335a(a) or (b) or any physician disqualified under 21 CFR § 312.70, (iii) to the extent that any Group Company has accepted a sponsor’s responsibilities pursuant to 21 CFR § 312.52, such Group Company has complied in all material respects with the applicable requirements, (iv) to the Knowledge of the Company, no Group Company has used the services of any institutional review board that does not meet applicable federal, state, local and foreign standards, including but not limited to the requirements of 21 CFR Part 56, (v) to the Knowledge of the Company, no Group Company has used the services of any clinical laboratory that does not meet applicable federal, state, local and foreign requirements, including but not limited to certification under the Clinical Laboratories Improvement Amendments of 1988 and licensure by the department of health or similar governmental agency in the state or location in which it is located, (vi) to the extent that any FDA-reportable adverse experience has been associated with any drug during a clinical trial performed by the Group Companies, to the Knowledge of the Company such adverse experience has not been deemed or determined by FDA or the applicable institutional review board to have been caused by the negligence of any Group Company or its actions or failure to act, (vii) to the Knowledge of the Company, no Group Company has included study participants in a clinical trial study who did not satisfy the criteria set forth by the sponsor for inclusion or exclusion of study participants, nor has any Group Company included any study participants in a clinical trial study who should otherwise not have been permitted to participate in the study (i.e. participant was existent in the United States in violation of immigration laws, etc.) and (viii) no Group Company has ever billed a third-party payor with respect to clinical trial services, nor has any Group Company ever received reimbursement for such services from a third-party payor.

(c)               Schedule 3.28(c) sets forth all serious adverse events or serious adverse experiences incurred in connection with clinical trial studies conducted by any Group Company and required to be reported pursuant to 21 CFR § 312.32 since January 1, 2016, and, to the Knowledge of the Company, since January 1, 2014.

(d)               Schedule 3.28(d) sets forth all material clinical trial study errors incurred in connection with clinical trial studies conducted by any Group Company since January 1, 2016, and, to the Knowledge of the Company, since January 1, 2014.

Section 3.29        No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in Article III (as modified by the Schedules hereto), the Letter of Transmittal, Support Agreements or Option Holder Acknowledgments, none of the Company, any Company Subsidiary, any Equity Holder or any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries, the Equity Holders or the transactions contemplated by this Agreement, and the Company disclaims any and all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or representative of the Company or the Equity Holders or any of their respective Affiliates). Except as expressly set forth herein, the condition of the assets of the Group Companies shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of any Group Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. Except for the representations and warranties contained in this Article III (as modified by the Schedules), neither the Company nor any other Person has made or makes any representation or warranty to Buyer or its Affiliates or representatives regarding: (i) the prospects of the business, (ii) the probable success or profitability of the Company or the Company Subsidiaries; or (iii) the accuracy or completeness of any confidential information memoranda, documents, projections, material, statement, data, or other information (financial or otherwise) provided to Buyer or its Affiliates or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 4.1            Organization. Each of Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 4.2            Authorization. Each of Buyer and Merger Sub has the power and authority to execute and deliver this Agreement, the Escrow Agreement and each other agreement, document, instrument or certificate contemplated hereby, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby (the “Buyer Documents”). The execution and delivery by Buyer of this Agreement and the Buyer Documents and the consummation by Buyer of the Merger and other transactions have been duly authorized by all necessary action on behalf of Buyer, and no other action on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement and each of the Buyer Documents and the consummation of the Merger and other transactions. This Agreement has been, and the Escrow Agreement shall be as of the Closing Date, duly authorized, executed and delivered by Buyer and Merger Sub, and when duly executed by all parties thereto and delivered by Buyer and Merger Sub, shall constitute the legal, valid and binding obligations of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3            Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Organizational Documents of Buyer or Merger Sub, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer or Merger Sub is a party or by which Buyer or Merger Sub or any of their respective assets may be bound, or (d) violate any Law, order, injunction or decree applicable to Buyer or Merger Sub, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which would not be reasonably likely to materially and adversely affect or restrict Buyer’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.

Section 4.4            Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer or Merger Sub, threatened against Buyer or Merger Sub, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or the Escrow Agreement or which would be reasonably likely to materially and adversely affect or restrict Buyer’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.

Section 4.5            Financial Capability. Buyer has on hand or will have prior to the Effective Time, sufficient immediately available funds to enable it to pay the Merger Consideration and to consummate the Merger and the other transactions contemplated by this Agreement, and on the Closing Date Buyer will have immediately available funds necessary to make the payments required to be made by it hereunder.

Section 4.6            Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than the conduct of such business and such assets, liabilities or obligations that are incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.

Section 4.7            Solvency. Assuming the accuracy of the representations and warranties of the Company, immediately after giving effect to the transactions contemplated by this Agreement and Buyer’s financing incurred in connection herewith, each of Buyer and its Subsidiaries, including the Group Companies, shall be solvent and shall (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of Buyer and its subsidiaries, including the Group Companies. In connection with the transactions contemplated by this Agreement, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.8            Certain Fees. Neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Buyer or any of its Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Buyer or any of its Affiliates.

Section 4.9            Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that neither the Company, the Equity Holders, nor any other Person is making any representations or warranties whatsoever, express or implied, at law or in equity, beyond those expressly given by the Company in Article III (as modified by the Schedules), and any representations or warranties other than those set forth in Article III (as modified by the Schedules) are hereby disclaimed. Buyer hereby acknowledges and agrees to such disclaimer of any representations or warranties beyond those expressly given by the Company in Article III (as modified by the Schedules). Buyer acknowledges and agrees that, except for the representations and warranties contained in Article III (as modified by the Schedules), the assets and the business of the Company and the Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Buyer further acknowledges that none of the Company or any of its Affiliates (including the Subsidiaries), the Equity Holders, nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries or the Transactions, including in respect of the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article III (as modified by the Schedules) none of the Company or any of its Affiliates (including the Subsidiaries), the Equity Holders, or any other Person will have or be subject to any objection or liability to Buyer or the Company following the Closing or any other Person resulting from the distribution to Buyer or the Company following the Closing or its representatives or Buyer’s or the Company’s, following the Closing, use of, any such information, including any confidential memoranda distributed on behalf of the Company or any Equity Holder relating to the Company, any of the Subsidiaries, or any Equity Holder or other publications or data room information provided to Buyer or its representatives, or any other document or information in any form provided to Buyer or its representatives in connection with the Agreement and the other Transactions. Buyer acknowledges and agrees that it has conducted to its satisfaction, its own independent investigation of the condition, operations and business of the Company and the Subsidiaries and, in making its determination to proceed with the Transaction, Buyer has relied on the results of its own independent investigation. Buyer acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries as contemplated hereunder.

Article V

COVENANTS

Section 5.1            Conduct of the Business. The Company agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1 and (y) Closing, except as otherwise contemplated by this Agreement or by applicable Law, or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)               the Company shall, and shall cause its Subsidiaries to, conduct its business in the Ordinary Course and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii)maintain in effect all of its material Licenses, (iii) keep available the services of its directors, officers and key employees, (iv) make capital expenditures in the Ordinary Course and in accordance with the capital expenditure budget attached as Schedule 5.1(b)(v) and (v) maintain, preserve and retain satisfactory relationships with its suppliers, vendors and customers, in each case, with whom it has entered into any Company Material Contract; and

(b)               without limiting the generality of the foregoing, the Company shall not and shall cause each Company Subsidiary not to effect any of the following;

(i)                 make any change in or amendment to its Organizational Documents whether by merger consolidation or otherwise;

(ii)              declare, set aside or pay any dividend or other distribution with respect to, or any direct or indirect acquisition of, any capital stock of any Group Company, except for cash dividends permitted under Section 5.1;

(iii)            issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of or which relate to, any shares of capital stock or any other ownership interests, as applicable (for the avoidance of doubt, this Section 5.1(b)(ii) shall not prohibit an Option Holder from otherwise exercising any or all Options outstanding as of the date hereof held by such Option Holder in accordance with the applicable Option Agreement);

(iv)             split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable;

(v)               incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those contemplated in the capital expenditure budget attached as Schedule 5.1(b)(v) hereto (the “Capex Budget”) and (B) any unbudgeted capital expenditures not to exceed $100,000 individually or $300,000 in the aggregate;

(vi)             acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than materials, inventory and supplies in the Ordinary Course;

(vii)          sell, license, lease, transfer, assign, abandon or otherwise dispose of, or create or incur any Lien on, any of, or impose any Lien (other than Permitted Liens) upon, its properties or assets other than (A) sales of inventory in the Ordinary Course or (B) Liens that would not reasonably be expected to be material to the Group Companies;

(viii)        materially amend or waive any right thereunder or terminate any Company Material Contract in a manner materially adverse to the Group Companies; provided, however, that the Company and the Company Subsidiaries may renegotiate the terms of, or otherwise extend, any Company Material Contract that has expired in accordance with its terms prior to the date hereof or is scheduled to expire in accordance with its terms within six (6) months after the date hereof so long as the Contract as renegotiated (A) is terminable without penalty on not more than 90 days’ notice and (B) is no less favorable in the aggregate to the Group Companies as compared to the initial Contract; or enter into a Contract which, had it been entered into prior to the date hereof, would have been a Company Material Contract (other than entering into any new Contract in the Ordinary Course);

(ix)             (A) create, incur, assume, suffer to exist or otherwise become liable with respect to any material Indebtedness, other than short-term Indebtedness incurred in the Ordinary Course (including with respect to letters of credit) or borrowings under existing credit facilities and Indebtedness which is repaid in full at or prior to the Closing or (B) make any loans or advances to any other Person;

(x)               (A) grant or agree to grant any more than de minimis increase in salaries, wages or bonus, profit sharing, retirement, insurance or other compensation or benefits to any current or former Service Provider, (B) grant any equity or equity-based or other incentive award to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (C) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (D) establish, enter into, adopt, materially amend or terminate any Company Benefit Plan or Collective Bargaining Agreement, (E) hire any individuals who would replace a Key Employee or (F) terminate the employment of any Key Employee other than for cause, except, in each case, (x) as may be required under applicable Law or (y) as may be required by any Company Benefit Plan of a Group Company in effect on the date hereof or (z) solely in the case of increases in salary or wages for Service Providers who are not Key Employees, in the ordinary course of business consistent with past practice (including in connection with new hires, promotions or other changes in job status in the ordinary course of business consistent with past practice and annual increases to existing Service Providers who are not Key Employees consistent with past practice);

(xi)             except as may be required under applicable Law, make or change any more than de minimis Tax election, change in a material manner any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, settle any material Tax claim, assessment audit, contest or other similar proceeding, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment other than any extension pursuant to an extension to file any Tax Return, or obtain any Tax ruling or enter into any closing or similar agreement;

(xii)          make any material change to any of the accounting principles adopted by the Group Companies or material change in the Group Companies’ accounting policies, procedures, practices or methods with respect to applying such principles, other than as required by GAAP or Law;

(xiii)        commence, settle, or offer or propose to settle (other than any claim covered entirely by insurance) (A) any litigation, investigation, arbitration, proceeding or claim involving or against any Group Company where the amount involved exceeds $10,000, (B) any stockholder litigation or dispute against the Company or any of its officers or directors, except to the extent settled prior to the Closing or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated by this Agreement;

(xiv)         cancel or forgive any material Indebtedness owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary;

(xv)           enter into, modify or amend in any respect, any Related Party Contract, or Contract that would have been a Related Party Contract if entered into prior to the date hereof;

(xvi)         write-off any accounts or notes receivable of the Group Company in excess of $50,000 individually or $100,000 in the aggregate, or sell or assign any account or note receivable; or

(xvii)      authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

(c)               Notwithstanding anything to the contrary contained herein, the Company and its Subsidiaries shall be permitted to utilize any and all available Cash and Cash Equivalents (i) to pay Company Transaction Expenses; (ii) to repay outstanding Indebtedness; and (iii) to declare, pay or set aside dividends or other distributions (x) between the Company and the Company Subsidiaries or (y) to the Stockholders so long as such amounts are paid prior to the Closing Date, in each case, at such times and in such amounts as the Company or the applicable Subsidiary shall deem necessary, appropriate, or desirable.

Section 5.2            Reasonable Efforts; Consents.

(a)               Each of the Parties shall cooperate, and use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, and in any event prior to the Outside Date, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary to consummate the transactions contemplated by this Agreement, including the expiry or early termination of any applicable waiting periods; provided, that in no event shall (i) any Group Company, Buyer or Merger Sub be required to pay any fee, penalty or other consideration to obtain any license, permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby or (ii) Buyer or Merger Sub be required to, or to cause any Group Company to, pay any amounts or incur any obligations (including any guarantee obligations) in connection with any assurances as to financial capability, resources and creditworthiness requested by any third party whose consent or approval is sought or required in connection with the transactions contemplated hereby. Without limiting the foregoing, the Parties understand and agree that the reasonable best efforts of any Party shall not include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action or agreeing to refrain from taking any action (or otherwise agreeing to any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties. Buyer shall pay all filing fees payable to any Governmental Entity in connection with any filing required by applicable Law, including under the HSR Act and any other applicable Antitrust Laws.

(b)               In furtherance and not in limitation of the undertakings pursuant to this Section 5.2, each of Buyer and the Company shall (i) prepare and file any notification and report forms and related material required under the HSR Act and any other applicable Antitrust Laws with respect to the Transactions (if any), and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the Transactions, as promptly as reasonably practicable and advisable (but in no event later than ten (10) Business Days from the date of this Agreement for the filing of any notification and report forms and related material required under the HSR Act except by mutual consent confirmed in writing).

(c)               Without limiting the provisions of Section 5.2(a) but subject to the limitations set forth therein, Buyer shall, and shall cause each of its Subsidiaries to, make all commercially reasonable efforts to take all necessary steps to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity or any other Person so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date.

(d)               Subject to Applicable Law, the Buyer and Company and their respective counsel shall (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private person, (ii) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the DOJ or the FTC or any other applicable Governmental Entity and (iv) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions. The Buyer and Company shall (with respect to any in-person discussion or meeting), and shall to the extent practicable (with respect to any telephonic discussion or meeting), provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions. Notwithstanding the foregoing, Buyer shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, and subject to Buyer’s obligations under Section 5.2(a), direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Entity or in any action brought to enjoin the Transactions pursuant to any Antitrust Laws; provided that each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials (including correspondence) submitted to, any third party and/or any Governmental Entity in connection with any governmental inquiry, investigation or proceeding with respect to the Transactions. The Buyer and Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.2 as “Antitrust Counsel Only Material.” Notwithstanding anything to the contrary in this Section 5.2, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and the Company Subsidiaries.

(e)               No Party shall take any action that would reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(f)                Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire any rights, assets, business, Person or division thereof operating primarily within the business of “Safety Assessment” (as described in Buyer’s Form 10-K as filed with the SEC on February 14, 2017) (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the transactions contemplated by this Agreement.

Section 5.3            Public Announcements. None of the Parties shall, and shall cause their Affiliates (including for the avoidance of doubt the Equity Holders) not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned, so long as the content of any such public announcement or press release is consistent with that of any prior or contemporaneous public announcement or press release by Buyer, unless, in the sole judgement of the Company, the Stockholders’ Representative or Buyer, as applicable, disclosure is otherwise required by Law or applicable New York Stock Exchange listing requirement; provided, that the party intending to make such release shall use its reasonable best efforts to consult with the other parties hereto with respect to the timing and content thereof; provided, further, that Avista and its Affiliates are permitted to report and disclose the status of this Agreement and the transactions contemplated by this Agreement to its direct or indirect limited partners or current investors if required by the governing documents of such limited partners or investors (provided, that such limited partners or investors are subject to an obligation of confidentiality) and shall be permitted to disclose the consummation of the transactions contemplated by this Agreement on their websites and in the ordinary course of business.

Section 5.4            Tax Matters.

(a)               Tax Indemnity. Subject to Section 9.5, from and after the Closing, the Equity Holders shall indemnify and hold harmless the Buyer Indemnified Parties, solely to the extent of funds available in the Indemnity Escrow Fund, from and against any Covered Taxes and all reasonable third party out of pocket expenses incurred in connection with the imposition, assessment or assertion of Covered Taxes (together with the Covered Taxes, “Tax Losses”); provided, that no such indemnification will be provided for a Tax Loss to the extent that such Tax Loss is reflected in the calculation of Final Closing Net Working Capital or Final Closing Indebtedness as shown on the Final Closing Statement; provided further that any amount payable by the Equity Holders pursuant to this Section 5.4(a) (determined without regard to this proviso) shall be reduced, but not below zero, to the extent of any Transaction Tax Deductions that (i) are actually realized in cash or as a reduction in Taxes otherwise due (as reasonably determined by Buyer using a “with and without” methodology) in the Post-Closing Tax Period on or before the date in which such Tax Loss would otherwise be payable or in prior Post-Closing Tax Periods, and (ii) have not previously been taken into account under this proviso to offset Tax Losses otherwise payable pursuant to this Section 5.4(a). For purposes of determining Covered Taxes, (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, the definition of Covered Tax shall be deemed to include the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, the definition of Covered Tax shall be deemed to include the amount that would be payable if the relevant Tax period ended on and included the Closing Date. All determinations made pursuant to the preceding sentence shall be made in accordance with the past practices of the Group Companies, unless otherwise required by applicable Law.

(b)               Tax Indemnity Procedures; Tax Contests. Buyer agrees to give prompt written notice to Stockholders’ Representative of any Tax Loss or the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder and to give Stockholders’ Representative such information with respect thereto as Stockholders’ Representative may reasonably request. The failure to so notify the Stockholders’ Representative shall relieve the Equity Holders from liability under Section 5.4 with respect to such claim only if, and to the extent that, such failure to notify the Stockholders’ Representative results in (i) the forfeiture by the Equity Holders of rights and defenses otherwise available to the Equity Holders with respect to such claim and (ii) actual and material prejudice to the Equity Holders with respect to such claim. The Stockholders’ Representative may, on behalf of the Equity Holders and at their expense, (i) participate in and (ii) with respect to any suits, actions or proceedings (including Tax audits) (“Tax Contests”) that relate solely to Pre-Closing Tax Periods, assume the defense of any such Tax Contest; provided that (A) Stockholders’ Representative’s chosen counsel is reasonably satisfactory to Buyer, (B) Stockholders’ Representative shall provide Buyer with copies of all material correspondence, notice or other written materials received from any Governmental Entity in connection with, and shall otherwise keep Buyer and its tax advisers reasonably informed of the progress of, such Tax Contest, (C) the Stockholders’ Representative shall provide Buyer with a copy of any material written submission to be sent to any Governmental Entity in connection with such Tax Contest prior to the submission thereof and shall give good faith consideration to any comments or suggested revisions that Buyer or its advisers may have with respect thereto, and (D) Stockholders’ Representative shall not agree to any settlement with respect to any Tax Contest without Buyer’s consent, which consent shall not be unreasonably delayed, conditioned or withheld. If Stockholder’s Representative elects to assume the defense of any such Tax Contest, (x) Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Stockholders’ Representative and (y) Stockholders’ Representative shall not assert that the Tax Loss, or any portion thereof with respect to which Buyer seeks indemnification, if determined adversely, is not subject to indemnification (subject in all cases to the limitation on liability in this Section 5.4 and Article IX, as applicable). If Buyer controls any Tax Contest relating in whole or in part to any Pre-Closing Tax Period (including any Straddle Tax Period) or in respect of which indemnity may be sought hereunder, (A) Buyer shall provide Stockholders’ Representative with copies of all material correspondence, notice or other written materials received from any Governmental Entity in connection with, and shall otherwise keep Stockholders’ Representative and its tax advisers reasonably informed of the progress of, such Tax Contest, (B) Buyer shall provide Stockholders’ Representative with a copy of any material written submission to be sent to any Governmental Entity in connection with such Tax Contest prior to the submission thereof and shall give Stockholders’ Representative reasonable time to review and comment on such submission and shall give good faith consideration to any comments or suggested revisions that Stockholders’ Representative or its advisers may have with respect thereto, and (C) Buyer shall not settle any such Tax Contest or any other suit, action or proceeding in respect of which indemnity may be sought under this Section 5.4 without the consent of Stockholders’ Representative, which consent shall not be unreasonably, delayed, conditioned or withheld. Whether or not Stockholders’ Representative chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Any claim of any Buyer Indemnified Party under this Section 5.4 (Tax Matters) may be made and enforced by Buyer on behalf of such Buyer Indemnified Party.

(c)               Tax Returns; Payment of Taxes. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Group Companies that are required to be filed after the Closing Date. All Tax Returns relating to a Pre-Closing Tax Period shall be prepared in a manner consistent with such Group Company’s past practices, unless otherwise required by applicable Law and subject to the reporting of Transaction Tax Deductions described below. All Tax Returns relating to a Pre-Closing Tax Period shall be prepared for a pre-closing short year in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not using the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B)), unless otherwise required by applicable Law. With respect to the preparation of all such Tax Returns relating to a Pre-Closing Tax Period, the Buyer, Company and the Stockholders’ Representative agree that (A) Buyer shall cause the Tax year of the Company to close as of the end of the Closing Date for federal income tax purposes by including the Company on Buyer’s (or its owner’s) consolidated Tax Return after the Closing Date, and Buyer shall not take any action, or permit any action to be taken, that would prevent the tax year of the Company from ending for state, local and foreign income tax purposes at the end of the day on the Closing Date, (B) all Transaction Tax Deductions shall be treated as properly allocable to the Pre-Closing Tax Period and shall be included as deductions on the income Tax Returns of the Company for such period, to the maximum extent permitted under applicable Law, and (C) the Company shall not waive any available carryback of any net operating loss, capital loss or credit on any such income Tax Return prepared for a Pre-Closing Tax Period. For the avoidance of doubt, the parties agree that they will elect to deduct 70% of any success-based fees for U.S. federal income Tax purposes pursuant to Rev. Proc. 2011-29. To the extent that any such Tax Return is an income or franchise Tax Return or other Tax Return with respect to which the liability for Taxes exceeds $50,000 that includes a Pre-Closing Tax Period (other than any payroll Tax Return or any other Tax Return filed more frequently than semi-annually), Buyer shall (A) provide the Stockholders’ Representative with a copy of each such draft Tax Return at least thirty (30) calendar days prior to the earlier of (x) the date such Tax Return is filed and (y) the due date for filing such return (taking into account any extensions thereof) and (B) promptly deliver such additional information regarding such Tax Return as may reasonably be requested by the Stockholders’ Representative. Buyer shall reasonably and in good faith consider any revisions to such Tax Returns as are requested by the Stockholders’ Representative; provided that such revisions are requested no more than fifteen (15) Business Days after such Tax Return is delivered to the Stockholders’ Representative. If Buyer and Stockholders’ Representative are unable through good faith negotiations to resolve any objection raised by the Stockholders’ Representative with respect to any such Tax Returns, the matter shall be referred to the Accounting Firm for resolution in accordance with procedures substantially similar to those described in Section 2.8(d); provided that if Buyer determines in good faith that such resolution procedures would cause the Tax Returns not to be timely filed, Buyer may, after good faith consideration of Stockholders’ Representative’s suggested revisions, file such Tax Returns, and as soon as practicable thereafter shall, if necessary, amend such Tax Returns in accordance with the abovementioned resolution procedures. Not later than two (2) Business Days prior to the due date for the payment of Taxes on any Tax Return that includes a Pre-Closing Tax Period, Buyer shall be entitled to receive solely from the Indemnity Escrow Fund the amount of Taxes, if any, for which the Equity Holders are liable pursuant to Section 5.4(a); provided, for the avoidance of doubt, that no such payment will be provided to the extent such payment of Taxes is reflected in the calculation of Final Closing Net Working Capital or Final Closing Indebtedness as shown on the Final Closing Statement.

(d)               Remittance of Taxes. Subject to the indemnification obligations in Section 5.4(a), Buyer shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Entity no later than the date on which such Taxes are due.

(e)               Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all transfer, documentary, sales, value added, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall be paid 50% by Buyer and 50% by the Equity Holders, with the Equity Holders’ share of any such Transfer Taxes, to the extent not taken into account pursuant to Section 2.2(a) in the calculation of the Merger Consideration or Section 2.8(a) in the calculation of the Merger Consideration Adjustment, to be paid as a Company Transaction Expense pursuant to Article IX (subject to the limitations contained therein). Buyer shall cause to be prepared and filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and shall remit all such Transfer Taxes subject to the right to be reimbursed for 50% of such Transfer Taxes as provided in the previous sentence. If required by Applicable Law, the Equity Holders shall, and shall cause their Affiliates to, join in the execution of any applicable Tax Returns.

(f)                Refunds. Buyer shall pay over to the Stockholders’ Representative (on behalf of the Equity Holders), except to the extent reflected in Final Closing Net Working Capital or Final Closing Indebtedness, any Tax refunds, including any interest thereon, (or credits in lieu of Tax refunds) that are received by Buyer, the Company or any of their respective Subsidiaries on or before the date that is fifteen (15) months after the Closing Date and are attributable to Taxes paid on or before the Closing Date by any Group Company with respect to any Pre-Closing Tax Period; provided, that if prior to the close of business on the last day of such fifteen (15) month period after the Closing Date, an Indemnifying Party shall have been properly notified of a claim for indemnity under Section 5.4(a) and such claim shall not have been finally resolved or disposed of at such date, such fifteen (15) month period shall continue, but only with respect to an amount not in excess of the amount actually paid out of the Indemnity Escrow Fund with respect to such claim, until such claim is finally resolved or disposed of in accordance with the terms of this Agreement, provided, further, that notwithstanding the foregoing, Buyer shall not be required to pay over any Tax refunds (or credits in lieu of Tax refunds) that are received by (or reflected as a credit on a Tax Return filed by) Buyer, the Company or any of their respective Subsidiaries that are attributable to any carryback of any Tax item (including a net operating loss or credit carryback) from any Post-Closing Tax Period to any Pre-Closing Tax Period. Such payment shall be made within fifteen (15) calendar days after receipt of such refund (or filing of any Tax Return showing a credit in lieu of such refund). For the avoidance of doubt, but subject to the second proviso in the first sentence of Section 5.4(a), in no event shall Buyer be required to make any payment under this Section 5.4(f) in respect of the carryforward of any Tax asset from any Pre-Closing Tax Period to any Post-Closing Tax Period. Upon a request from the Stockholders’ Representative, the Buyer shall, as soon as is reasonably practicable, cause the Group Companies to file any amended Tax Return or application for Tax refund in order to obtain a Tax refund (or credit) that the Equity Holders are entitled to pursuant to this Section 5.4(f), and the Buyer and Group Companies shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for the Buyer and the Group Companies to perfect their rights in and obtain the Tax refunds (or credits) contemplated by this Section 5.4(f).

(g)               Cooperation; Preservation of Records. Buyer, the Group Companies and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns, including the filing of any claim for a refund. After Closing, the Company shall use its commercially reasonable efforts to (i) preserve and keep the Tax records of the Group Companies for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (ii) make such records, and any employees who assisted in the preparation of such records, available to the Stockholders’ Representative upon the reasonable request of the Stockholders’ Representative. If any Group Company wishes to destroy such records after the time specified above, the Company shall first give sixty (60) days’ prior written notice to the Stockholders’ Representative and the Stockholders’ Representative shall have the right at its respective option and expense, upon providing written notice within that sixty (60)-day period, to take possession of the records within ninety (90) days after the date of such Company’s provision of notice.

(h)               Survival. Notwithstanding anything to the contrary herein, the provisions of Section 5.4(a) shall survive the Closing until the date that is fifteen (15) months following the Closing Date and all other provisions of this Section 5.4 (except Section 5.4(a)) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations, including any applicable extensions thereof.

(i)                 Exclusivity. The indemnification provided for in this Section 5.4 shall be the sole remedy for any claim in respect of Taxes, including (i) any claim to the extent arising out of or relating to a breach of any of the representations or warranties in Section 3.13 (Taxes; Tax Returns) and (ii) any claim pursuant to Section 9.1(b) to the extent arising out of or relating to Closing Indebtedness comprised of current income Taxes pursuant to sub clause (g) of the definition of Indebtedness to the extent not reflected in the calculation of Final Closing Indebtedness as shown on the Final Closing Statement, but excluding claims with respect to 50% of the Transfer Taxes, which shall be treated as Company Transaction Expenses for all purposes hereunder.

(j)                 Post-Closing Matters. Unless required by applicable Law, following the Closing, neither the Buyer, the Group Companies nor any of their respective Affiliates shall (A) amend, re-file or otherwise modify any Tax Return relating in whole or in part to any Group Company with respect to a Pre-Closing Tax Period, (B) make or change any Tax election or accounting method with respect to, or that has a retroactive effect on, any Pre-Closing Tax Period or (C) enter into any voluntary disclosure agreement with any Governmental Entity with respect to any

Taxes for any Pre-Closing Tax Period, in each case, if such action would reasonably be expected to give rise to a claim for indemnification under this Agreement, without Stockholders’ Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.5            Directors’ and Officers’ Indemnification.

(a)               Except as prohibited by applicable Law, Buyer and Merger Sub agree to cause the Surviving Corporation to ensure, and the Surviving Corporation immediately following the Closing agrees to ensure, that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries (collectively with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective governing documents and in any indemnification agreements set forth on Schedule 5.5(a), shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such governing documents shall not be amended, repealed or otherwise modified; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Neither Buyer nor the Surviving Corporation shall settle, compromise or consent to the entry of judgment in any action, proceeding or investigation or threatened action, proceeding or investigation without the written consent of such Indemnified Person (not to be unreasonably withheld, conditioned or delayed).

(b)               On or prior to the Closing Date, the Company shall purchase, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policies of directors’ and officers’ liability insurance maintained by the Company (or an endorsement to such existing policies extending the reporting period through such six (6)-year period), which tail policy (or extending endorsement) shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing. The tail policies (to the extent available) shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy and should be inclusive of employment practices liability and fiduciary liability to the extent currently incorporated within the directors’ and officers’ liability insurance policies as of the date hereof. The amount of premiums paid by the Company and by Buyer under this Section 5.5(b) shall be referred to as the “Tail Premium.” For the avoidance of doubt, the amount of the Tail Premium shall be treated as a Company Transaction Expense.

(c)               For a period of six (6) years after the Closing, Buyer, from and after the Closing, shall, or shall cause the Company to, cause (i) the certificate of incorporation of the Company to contain provisions no less favorable to the Indemnified Person with respect to limitation of certain liabilities of directors, officers, employees and agents and indemnification than are set forth as of the date of this Agreement in the Organizational Documents and (ii) the certificate of incorporation and bylaws or comparable organizational documents of each Company Subsidiary to contain the current provisions regarding indemnification of directors, officers, employees and agents, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons, except as required by Law.

(d)               Each of Buyer and the Indemnified Person shall, and Buyer shall cause the Company to, cooperate, and cause their respective Affiliates to cooperate, in the defense of any litigation, claim or proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished books, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)               The provisions of this Section 5.5: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her representatives as third party beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(f)                For a period of six (6) years after the Closing, in the event that Buyer, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer and of the Company shall assume all of the obligations of Buyer and the Company set forth in this Section 5.5.

(g)               The obligations of Buyer and the Company under this Section 5.5 shall not be terminated or materially modified in such a manner as to adversely affect any Indemnified Person to whom this Section 5.5 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnified Persons to whom this Section 5.5 applies shall be third party beneficiaries of this Section 5.5).

Section 5.6            Termination of Agreements; Repayment of Indebtedness. (a) The Company shall take all actions necessary to terminate any Contracts set forth on Schedule 3.21, subject to the survival of the indemnification provisions set forth in the Advisory Services and Monitoring Agreement with respect to matters arising prior to the Closing, in each case, at or prior to the Effective Time in a manner such that the Company does not have any liability or obligation following the Effective Time pursuant to such agreements.

(b)               Prior to the Closing, the Company shall deliver to Buyer a copy of the Payoff Letters with respect to the Paid Indebtedness set forth on Schedule 3.7(b) and shall have made arrangements reasonably satisfactory to Buyer for, and at the Closing shall cause or shall take such actions necessary to permit, the release of all Liens, if any, securing such Paid Indebtedness upon payment of such Indebtedness.

Section 5.7            Stockholder Approval. (a) At or prior to 5:00 p.m., New York, New York time, on the first (1st) Business Day following the date hereof, the Company shall deliver to Buyer evidence, in such form attached hereto as Exhibit G, of the Stockholder Approval.

(b)            Promptly, but in no event later than fifteen (15) Business Days after the date of the Stockholder Approval, the Company shall:

(i)                 deliver notice to all holders of Company Stock of the approval by the requisite number of holders of Company Stock of this Agreement and the Merger, pursuant to an in accordance with the applicable provisions of the DGCL, including Section 228(e) and the Company’s Organizational Documents (the “Stockholder Notices”);

(ii)              provide to each holder of Company Stock whose consent was not obtained with a copy of the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for his, her or its shares of Company Stock pursuant to Section 262 of the DGCL along with such other information as is required by Section 262 of the DGCL and applicable Law (the “Section 262 Notice”); and

(iii)            a Letter of Transmittal and instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration.

(c)               The Stockholder Notices and the Section 262 Notice, including any amendments or supplements thereto, shall be subject to review and reasonable approval by Buyer prior to the first mailing or distribution thereof to the Stockholders.

(d)               Each party shall provide to the other any information for inclusion in the preparation of the Stockholder Consent, the Stockholder Notices or Section 262 Notice that may be required by Law and that is reasonably requested by the other Party.

Section 5.8            Approval of 280G Payments. To the extent that the execution of this Agreement and the consummation of the transactions contemplated hereby (either alone or in connection with another event) would entitle any current or former Service Provider who is a “disqualified individual” to a “parachute payment” (as such terms are defined in Section 280G of the Code), then, prior to the Closing, the Company shall use its commercially reasonable efforts to obtain waivers from such disqualified individuals and submit to the Company’s equityholders entitled to vote for approval, in a manner intended to comply with Section 280G(b)(5)(B) of the Code, any payments as to which any such Service Provider has waived his or her rights that would otherwise entitle such Service Provider to such a parachute payment. Such waivers and any necessary disclosure, resolutions, notices or other documents issued, distributed, adopted or executed in connection with the implementation of this Section 5.8 shall be subject to Buyer’s prior review and comment, and the Company shall take into account any reasonable comments made by Buyer; it being understood that Buyer shall in no way be responsible for any of the content of such disclosure except for information supplied in writing by Buyer expressly for inclusion therein.

Section 5.9            Financing Matters.

(a)               Buyer shall use its commercially reasonable efforts to obtain financing in an amount sufficient for it to consummate the transactions contemplated by this Agreement and pay all related fees, costs and expenses.

(b)               Prior to the Closing, the Company shall, and shall cause the other Company Subsidiaries to, use commercially reasonable efforts to cooperate with the Buyer as necessary or customary, proper and advisable in connection with the arrangement of the Debt Financing or any capital markets debt financing or any equity financing (whether public or private) undertaken in replacement of all or any portion of the Debt Financing (collectively, together with Debt Financing, the “Financing”) as may be customary and reasonably requested by the Buyer, including using commercially reasonable efforts to do the following:

(i)                 assisting Buyer and the Financing Related Parties with the preparation (including providing information and materials to be used in the preparation) of customary offering memoranda, private placement memoranda, confidential information memoranda or similar offering documents (including prospectuses and prospectus supplements included in a registration statement under the Securities Act of 1933, as amended) (each such document, an “Offering Document”) for the Financing, customary rating agency presentations and lender presentations and customary pro forma financial statements;

(ii)              assisting Buyer and the Financing Related Parties in the preparation of, and executing and delivering conditional upon the Closing, one or more credit agreements, guarantees, pledge and security documents, indentures, supplemental indentures, underwriting agreements, purchase agreements, currency or interest hedging arrangements, other customary definitive financing documents, or other certificates, documents, or closing deliverables with respect to the Financing as may be reasonably requested by the Buyer (including customary consents of accountants for use of their reports in any materials relating to the Financing) or otherwise reasonably facilitating the pledging of collateral;

(iii)            furnishing the Buyer and the Financing Related Parties (for filing with the SEC and/or to be included in any Offering Document) as promptly as practicable with financial and other pertinent information regarding the Company and the other Group Companies as may be reasonably requested by Buyer to consummate the Financing, including: (A) the Financial Statements, (B) the Interim Financial Statements and (C) to the extent required and available, the 2017 Audited Financial Statements and to the extent available, any interim consolidated financial statements for the Company for each fiscal quarter ended following the Balance Sheet Date (and the corresponding period(s) of the prior fiscal year);

(iv)             furnishing to Buyer, for distribution to the Financing Related Parties, information reasonably required by each lender for compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 at least five (5) Business Days prior to Closing to the extent requested at least ten (10) Business Days prior to Closing;

(v)               participating in a reasonable number of meetings (including customary one-on-one meetings and conference calls with prospective purchasers, the Financing Related Parties and senior management and representatives, with appropriate seniority and expertise, of the Group Companies) at reasonable times as mutually agreed upon reasonable prior notice, presentations, road shows, due diligence sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Buyer and the Financing Related Parties;

(vi)             cooperating reasonably with the due diligence to be conducted by the Financing Related Parties, to the extent customary and reasonable and to the extent not unreasonably interfering with the ongoing operations of any Group Company, by supplying, to the extent available, customary due diligence materials and information with respect to the general affairs, management, prospects, financial position, stockholders’ equity or results of operations of the Group Companies and the tax, accounting, legal, regulatory and other issues relevant to the Group Companies;

(vii)          cooperating reasonably with Buyer in Buyer’s efforts to obtain consents, legal opinions, surveys, title insurance and insurance affidavits as reasonably requested by Buyer;

(viii)        providing customary authorization letters to the lenders of the Debt Financing authorizing the distribution of information to prospective lenders (subject to reasonable confidentiality provisions) and, with respect to any public-side version of such information, confirming that such version consists exclusively of information and documentation that does not contain information that is (A) of a type that would not be publicly available (or could be derived from publicly available information) if any Group Company was a public reporting company and (B) material with respect to any Group Company or any of their respective securities for purposes of foreign, United States Federal and state securities laws; and

(ix)             executing and delivering (or obtaining from its advisors), and causing all Group Companies to execute and deliver (or obtain from their advisors), customary certificates, accounting consent or comfort letters and other similar matters reasonably requested by Buyer, including, in any case, the consent of the Company’s independent accountants to the inclusion of their audit reports with respect to the Audited Financial Statements, the 2017 Audited Financial Statements and any other financial statements furnished pursuant to Section 5.9(b)(iii) and the audited annual financial statements of the Group Companies (or any predecessor) in any registration statement of the Buyer filed with the SEC relating to any financing and causing such independent accountants to provide customary comfort letters (including customary “negative assurance” comfort) covering the Audited Financial Statements, the 2017 Audited Financial Statements and any other financial statements furnished pursuant to Section 5.9(b)(iii) in connection with the Financing;

provided that (A) nothing in this Section 5.9 will require any cooperation to the extent the same would (i) unreasonably interfere with the ongoing operations of the Group Companies, (ii) cause any condition to closing set forth in Article VI to not be satisfied or otherwise cause any breach of this Agreement, (iii) cause any representation or warranty in this Agreement to be breached, (iv) reasonably be expected to conflict with, violate, breach or otherwise contravene (x) any organizational document of the Group Companies and/or (y) any Law, (B) none of the Group Companies shall be required to incur any liability in connection with the Financing prior to the Closing, (C) none of the pre-Closing directors, members, managers or general partners, as applicable, of any of the Group Companies shall be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (D) none of the Group Companies shall be required to execute prior to the Closing any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing (other than such documents that are conditioned upon, and will not become effective until the Closing), (E) except as expressly provided above, no Group Company shall be required to take any corporate actions prior to the Closing to permit the consummation of the Financing, (F) no Group Company shall be required to pay any commitment or other fee or have any liability or obligation, including any indemnification obligation, under any agreement or any document related to any debt financing, in each case, until the Closing and (G) in no event shall the Company be in breach of this Section 5.9 because of its failure to deliver any financial or other information that is not currently readily prepared in the Ordinary Course at the time requested by the Buyer or for the failure to obtain review of any financial or other information by its accountants.

(c)               Promptly following the request of the Company, the Buyer and/or Merger Sub will reimburse the Company for any reasonable out-of-pocket expenses (including attorneys’ fees) incurred by any Group Company in connection with the assistance required by this Section 5.9.

(d)               Buyer and Merger Sub shall indemnify and hold harmless the Group Companies and their respective officers, employees and representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of any Financing and any information utilized in connection therewith.

(e)               Notwithstanding anything to the contrary, the condition set forth in Section 6.3(b), as it applies to the Company’s obligations under this Section 5.9, shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Company’s material breach of its obligations under this Section 5.9 (which breach has not been cured within five (5) Business Days after receipt of written notice thereof by Buyer).

(f)                Buyer acknowledges and agrees that it is not a condition to Closing under this Agreement for Buyer to obtain the Financing or any alternative financing.

Section 5.10        Resignations. The Company and the Stockholders’ Representative shall procure letters of resignation to be effective at the Effective Time from those officers (in respect of their position as officers and not employment) and directors of any member of the Group Company requested by Buyer by written notice delivered to the Company at least five (5) Business Days prior to Closing.

Section 5.11        Access to Information.

(a)               Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company, which may be withheld, conditioned or delayed for any reason in the sole and absolute discretion of the Company, (i) Buyer shall not contact any employees or contractors of any of the Company or any of the Company Subsidiaries, or (with respect to the transactions contemplated by this Agreement) suppliers to, or customers of the Company or any of the Company Subsidiaries (provided that notwithstanding the foregoing, the Company may not unreasonably withhold, condition or delay its consent for Buyer to contact any customers of the Company or the Company or any of the Company Subsidiaries) and (ii) Buyer shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Company Subsidiaries.

(b)               For a period of seven (7) years after the Closing, Buyer shall cause the Company to give the Stockholder’ Representative and its representatives reasonable access to the appropriate officers and employees, books and records (including all electronic data related thereto) of the Company and the Subsidiaries during regular business hours upon reasonable advance notice and under reasonable circumstances, including to the extent necessary for the preparation of insurance claims, financial statements, regulatory filings, all Tax Returns (as well as the filing of such Tax Returns) associated with the ownership of the Company and the Company Subsidiaries or otherwise relating to Section 5.4, including entity-level financial statements (including profit and loss statements, balance sheets and statements of cash flows) for the Company and each Company Subsidiary for the taxable year including the Closing Date and all prior taxable periods, descriptions of any restructurings, acquisitions, dispositions, distributions (cash or in-kind distributions), significant asset sales and material ownership changes for the taxable year including the Closing Date and all prior taxable periods that the Stockholders’ Representative determines in good faith it requires for Tax reporting purposes. Buyer shall not, and shall cause the Company and the Company Subsidiaries to not, assert any privilege or conflict with respect to any such information in the previous sentence. The Stockholders’ Representative shall be entitled to make copies of the books and records to which it is entitled to access pursuant to this Section 5.11. Buyer agrees to cause the Company to hold all the books and records of the Company and the Company Subsidiaries existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law; provided that notwithstanding the foregoing, the Company and the Company Subsidiaries may destroy or dispose of any information to the extent that retaining such information would be in violation of its regular document retention and destruction policy.

Section 5.12        Further Assurances. Subject to, and not in limitation of, Section 5.2, each of Buyer and the Company shall use (and the Company shall cause each of the Company Subsidiaries to use) its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment of all of the conditions to their respective obligations to consummate and make effective the transactions contemplated by this Agreement.

Section 5.13        Notices of Certain Events. Each of the Company and Buyer shall promptly notify the other after becoming aware of:

(a)               any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(b)               any action, suit, claim or proceeding commenced or, to the knowledge of the Parties, threatened against any Party in connection with this Agreement and the transactions contemplated hereunder;

provided, however, that the delivery of any notice pursuant to this Section 5.13 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 5.14        Monthly Financial Statements. The Company shall deliver to Buyer when available (and in any event no later than twenty (20) Business Days after the end of the applicable period) the unaudited consolidated balance sheet of the Company for each calendar month ending after December 31, 2017 and all the related unaudited consolidated statements of operations and comprehensive income and cash flows of the Company for the month then ended and for the fiscal year to date, in each case, prepared in accordance with past practice and (ii) when available (an in any event no later than (10) Business Days after the end of the applicable period) a summary of (A) proposals outstanding and (B) backlog outstanding for the month then-ended, in each case, prepared on a consistent basis; provided that, if the Closing Date occurs prior to the twentieth (20th) Business Day of a month, the Company shall not be obligated to deliver the financial statements contemplated by the foregoing clause (i) for the immediately preceding month, and if the Closing Date occurs prior to the tenth (10th) Business Day of a month, the Company shall not be obligated to deliver the summaries of proposal outstanding and backlog outstanding contemplated by the foregoing clause (ii) for the immediately preceding month.

Section 5.15        Identified Assets. Notwithstanding anything herein to the contrary, following the execution of this Agreement and on or prior to the Closing, the Company and the Company Subsidiaries shall, in accordance with that certain Securities Purchase Agreement, dated as of November 23, 2015, by and between MPI Research Inc. and the other parties signatory thereto, (the “2015 Agreement”) sell, transfer, assign, liquidate or otherwise dispose of each of the assets set forth on Schedule 5.15 prior to Closing (such assets, the “Identified Assets”). Buyer hereby acknowledges that any proceeds from any such transfer shall be treated as set forth in the 2015 Agreement.

Article VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1            Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a)               Injunction. There will be no effective injunction, writ or temporary, preliminary or permanent restraining order or any order of any nature issued by any Governmental Entity of competent jurisdiction or any applicable Law to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement; and

(b)               Antitrust Condition. (i) The applicable waiting periods under the HSR Act shall have expired or been terminated and (ii) no Governmental Entity of competent jurisdiction shall have commenced, instituted or implemented any Action regarding the transactions contemplated hereby pursuant to any Antitrust Law that has not been fully and unconditionally resolved, nor shall any Governmental Entity have threatened to commence, institute or implement any such Action.

Section 6.2            Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a)               Representations and Warranties. The representations and warranties of Buyer and Merger Sub contained in Article IV shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date);

(b)               Performance of Obligations. Each of Buyer and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and

(c)               Buyer Officer’s Certificate. An authorized officer of Buyer and Merger Sub shall have executed and delivered to the Company a certificate (the “Buyer Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof.

Section 6.3            Conditions to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Buyer and Merger Sub) at or prior to the Closing of the following conditions:

(a)               Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.3 shall be true and correct in all respects as of the Closing Date as if made at and as of such time, except for de minimis errors, (ii) all of the Company Fundamental Representations (other than Section 3.3) shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date) in all material respects, and (iii) all of the other representations and warranties of the Company contained in Article III shall be true and correct (in each case, other than Section 3.8(b), ignoring for the purposes of this clause (iii) any qualifications by Material Adverse Effect or “materiality” contained in such representations or warranties), in each case, as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct on and as of such specific date) except for such failures to be so true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and

(c)               Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Buyer a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b).

(d)               No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(e)               2017 Audited Financial Statements. The Company shall have delivered to Buyer, prior to the Closing Date, the audited consolidated balance sheet of the Company for the fiscal year ended December 31, 2017 and the related audited consolidated statements of operations and comprehensive income and cash flows of the Company for the year then ended, together with all related notes and schedules thereto (the “2017 Audited Financial Statements”), which shall be prepared by the Company and its current auditors consistent with past practice and accompanied by a report thereon from such auditors that is either unqualified or otherwise meets the applicable requirements of Regulation S-X under the Securities Exchange Act of 1934.

Section 6.4            Waiver. If the Closing occurs, all closing conditions set forth in Sections 6.1, 6.2 and Section 6.3 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived for the purposes of the Closing.

Article VII

CLOSING

Section 7.1            Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or, to the extent permitted, waiver by the Party entitled to the benefit thereof, of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) (the first date on which such conditions are satisfied or, to the extent permitted, waived, the “Closing Trigger Date”) or on such other date as the Parties may agree in writing; provided, that the Closing shall not occur prior to April 2, 2018. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, New York 10153, at 10:00 a.m. New York, New York time, or at such other place or at such other time as the Parties may agree in writing.

Section 7.2            Deliveries by the Company and the Stockholders’ Representative. At the Closing, the Company and/or the Stockholders’ Representative will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a)               the Certificate of Merger, executed by the Company;

(b)               the Company Closing Certificate;

(c)               the Escrow Agreement executed by the Stockholders’ Representative;

(d)               the Payoff Letters duly executed by the Company and the applicable lenders or agents;

(e)               a statement (and accompanying notice) from the Company meeting the requirements of Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h) and dated not more than 30 days prior to the Closing Date, certifying that shares of Company Stock are not U.S. real property interests within the meaning of Section 897 of the Code;

(f)                the resignation letters requested by Buyer pursuant to Section 5.10;

(g)               Letters of Transmittal properly completed and executed by each applicable Stockholder, and Option Holder Acknowledgments properly completed and executed by each applicable Option Holder, that have been received by the Company prior to the Closing;

(h)               any other document required to be delivered by the Company at Closing pursuant to this Agreement; and

(i)                 evidence that each of Contracts required to be terminated pursuant to Section 5.6 shall have been (or effective at the Effective Time will be) terminated in accordance with the provisions of Section 5.6.

Section 7.3            Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to the Company and the Stockholders’ Representative the following:

(a)               Each of the payments required to be made by the Buyer pursuant to and in accordance with Section 2.2 and Section 2.3.

(b)               the Escrow Agreement executed by Buyer;

(c)               the Buyer Closing Certificate; and

(d)               any other document required to be delivered by Buyer at Closing pursuant to this Agreement.

Section 7.4            Joint Deliveries. Buyer and the Stockholders’ Representative (on behalf of the Stockholders) shall jointly cause to be delivered to the Escrow Agent the Escrow Agreement, executed by the Escrow Agent.

Article VIII

TERMINATION

Section 8.1            Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a)               in writing, by mutual consent of the Parties;

(b)               by Buyer or Merger Sub if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from Buyer or Merger Sub of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail to the extent then known by the Buyer), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Buyer no Merger sub is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b); provided, further, that the thirty (30) day cure period for the Company to cure a Terminating Company Breach set forth in sub clause (ii) above shall not apply if such Terminating Company Breach was a breach of Section 7.1.

(c)               by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Buyer or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Buyer Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from the Company of such Terminating Buyer Breach is received by Buyer (such notice to describe such Terminating Buyer Breach in reasonable detail to the extent then known by the Company), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b); provided, further, that the thirty (30) day cure period for the Buyer to cure a Terminating Buyer Breach set forth in sub clause (ii) above shall not apply if such Terminating Buyer Breach is a result of a breach of Section 7.1;

(d)               by written notice by any Party if the Closing has not occurred on or prior to July 12, 2018 (the “Outside Date”) for any reason other than delay and/or nonperformance of the Party seeking such termination; provided that if as of July 12, 2018, (i) the conditions set forth in Section 6.1(b) have not been satisfied and (ii) all other conditions to Closing set forth in Article VI (other than conditions which by their nature are to be satisfied at Closing, but subject to such conditions being waived or capable of being satisfied at Closing) shall have been satisfied or waived, then either Buyer or the Company shall have the right upon written notice to the other to extend the Outside Date until August 12, 2018; provided, that, if Buyer exercises such right, any Termination Fee payable as set forth in Section 8.3, shall be $56,000,000;

(e)               by written notice by any Party if there shall be any permanent injunction or other order issued by any Governmental Entity of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement and such injunction or other order shall have become final and non-appealable such that the closing condition set forth in Section 6.1(a) is incapable of being satisfied it being agreed that the parties hereto shall use reasonable best efforts to promptly appeal any adverse determination which is appealable (and pursue such appeal with reasonable diligence), provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to a party if such permanent injunction or other order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(f)                by Buyer, if evidence of the Stockholder Approval is not delivered to Buyer by 5:00 p.m., New York, New York time, on, or prior to, the first (1st) Business Day following the date hereof.

Section 8.2            Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of Buyer, Merger Sub or the Company, except that this Section 8.2 and Section 5.3 (Public Announcements), Section 10.1 (Fees and Expenses), Section 10.2 (Notices), Section 10.3 (Severability), Section 10.7 (Consent to Jurisdiction, Etc.) and Section 10.9 (Governing Law) shall survive any termination of this Agreement. Nothing in this Section 8.2 shall (i) relieve or release any party to this Agreement of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s equityholders taking into consideration relevant matters including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such party) arising out of such party’s Fraud or Willful Breach or (ii) impair the right of any party hereto to compel specific performance by the other party or parties, as the case maybe be, of such party’s obligations under this Agreement. The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 8.2 shall relieve the parties hereto of their obligations under the Confidentiality Agreement.

Section 8.3            Termination Fee. (a) If this Agreement is terminated (i) by the Company or Buyer pursuant to Section 8.1(e) where the applicable injunction or other order is issued pursuant to any Antitrust Law, (ii) by the Company pursuant to Section 8.1(c) due to a breach by Buyer of Section 5.2, which breach results in the conditions set forth in either Section 6.1(a) (as such condition applies with respect to any Antitrust Law) or Section 6.1(b) being incapable of being satisfied or otherwise not being satisfied, or (iii) by the Company or Buyer pursuant to Section 8.1(d) and as of the Outside Date, one or more of the conditions set forth in Section 6.1(a) (as such condition applies with respect to any Antitrust Law) or Section 6.1(b) has not been satisfied and, in each case of clauses (i), (ii) and (iii), all of conditions set forth in Section 6.1 (except as such condition applies with respect to any Antitrust Law) and Section 6.3 have been satisfied or are capable of being satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination), then Buyer will, within three (3) Business Days following any such termination, pay to the Company or its designee in cash by wire transfer in immediately available funds to an account designated by the Company a non-refundable termination fee in an amount equal to $48,000,000 (such amount to be increased to $56,000,000 in the circumstances set forth in Section 8.1(d), the “Termination Fee”). Each Party acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of this Agreement, and that, without these agreements, the Company would not enter into this Agreement, and (ii) that the Termination Fee is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate the Company in circumstances in which the Termination Fee is payable. Accordingly, if Buyer fails to promptly pay any applicable amount when due pursuant to this Section 8.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Buyer for the fee set forth in this Section 8.3 or any portion of such fee, then Buyer shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate published in The Wall Street Journal on the date such payment was required to be made through the date of payment.

(b)               Notwithstanding anything to the contrary contained in this Agreement, in any circumstance in which the Buyer makes payment of the Termination Fee pursuant to this Section 8.3, the Termination Fee shall constitute the sole and exclusive remedy of the Company, the Equity Holders and any of their respective Affiliates against Buyer, Merger Sub or any of their respective Affiliates for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or thereunder or otherwise arising out of, or directly or indirectly relating to this Agreement, the negotiation, execution or performance hereof or the transactions contemplated hereby, and upon payment of the Termination Fee, none of Buyer, Merger Sub or any of their respective Affiliates shall have any further liability or obligation to the Company, any Equity Holder or any of their respective Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby under any theory of law or equity.

Article IX

INDEMNIFICATION

Section 9.1            Indemnification Obligations of Equity Holders. Subject to the provisions of this Article IX, from and after the Closing, the Equity Holders shall indemnify and hold harmless the Buyer Indemnified Parties (solely from amounts in the Indemnity Escrow Fund, and then only to the extent such funds are available, except to the extent set forth in Section 9.5(b)) from, against, and in respect of, any and all Losses arising out of:

(a)               Any breach of any representation or warranty made by the Company in Article III (other than Section 3.13 (Taxes; Tax Returns)), determined for all purposes without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard, except in the case of the representations and warranties contained Section 3.8(b) and pursuant to Section 9.5(i);

(b)               Any breach of any covenant, agreement or undertaking made by the Company in this Agreement (other than Section 5.4 (Tax Matters)) that is required to be performed prior to the Closing;

(c)               Any Closing Indebtedness or Company Transaction Expenses, in each case to the extent not reflected in Final Closing Indebtedness (excluding sub clause (g) of the definition of Indebtedness, which is subject to Section 5.4) or Final Closing Company Transaction Expenses, as applicable; and

(d)               The Identified Assets, and the transfer of (or failure to transfer prior to the Closing) such Identified Assets.

Buyer and Merger Sub acknowledge and agree that the Equity Holders shall not have any liability under any provision of this Article IX for any Loss to the extent that such Loss relates to action taken by Buyer, Merger Sub and the Surviving Company after the Closing Date. The Losses of Buyer Indemnified Parties described in this Section 9.1 as to which Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”.

Section 9.2            Indemnification Obligations of Buyer. Subject to the provisions of this Article IX, from and after the Closing, Buyer shall indemnify and hold harmless each of Equity Holder Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a)               Any breach of any representation or warranty made by Buyer or Merger Sub in Article IV determined for all purposes without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard;

(b)               Any breach of any covenant, agreement or undertaking made by Buyer or Merger Sub in this Agreement.

The Losses of Equity Holder Indemnified Parties described in this Section 9.2 as to which Equity Holder Indemnified Parties are entitled to indemnification are collectively referred to as “Equity Holder Losses”.

Section 9.3            Indemnification Procedure.

(a)               Promptly after receipt by an Indemnified Party of a notice from a third party of a claim, dispute, or threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification under this Article IX (a “Third Party Claim”), such Indemnified Party shall provide prompt written notice to Buyer or the Stockholders’ Representative (on behalf of the Equity Holders), whichever is the appropriate indemnifying Party under this Article IX (the “Indemnifying Party”), stating in reasonable detail, the nature of the Third Party Claim, a good-faith reasonable estimate of the Loss and the method of computation thereof if then known, and containing a reference to the provision of this Agreement in respect of which such right of indemnification is claimed or arises; provided that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Article IX with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim and (ii) actual and material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party; provided, that, the Indemnifying Party must first acknowledge in writing that it would have an indemnity obligation for the Losses arising out of such Third Party Claim (subject in all cases, to the limitations on liability set forth in this Article IX).

(b)               The Indemnifying Party shall not be entitled to assume the defense of such Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party (but such payment obligation shall be subject to the same limitations on liability as the underlying claim, including the applicable Indemnification Caps) if (i) the Indemnifying Party does not deliver the acknowledgement referred to in the proviso in Section 9.3(a), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Indemnified Party reasonably believes that an adverse determination with respect to the Third Party Claim would be materially detrimental to the reputation or future business prospects of the Indemnified Party or its Affiliates, (iv) the Third Party claim seeks injunctive or equitable relief against the Indemnified Party or any of its Affiliates, (v) the Indemnifying Party has failed or is failing to prosecute or vigorously defend the Third Party Claim, and such failure has not been cured within fifteen (15) days following written notice thereof delivered by the Indemnifying Party or (vi) in the case of a Buyer Indemnified Party, the amount of the Third Party Claim, if determined in accordance with the claimant’s demands, would reasonably be expected to result in any Losses, together with all unresolved claims for indemnification by the Buyer Indemnified Parties, that would not be available for recovery under this Article IX (other than as a result of the application of the Deductible).

(c)               In any Third Party Claim with respect to which indemnification is being sought under this Article IX, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense; provided that, the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) if so requested by the Indemnifying Party to participate or (ii) if representation of both the Indemnifying Party and the Indemnified Party would create a conflict of interest, provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim, and provided, further, that all such costs shall be subject to the limitations on liability set forth in this Article IX including that the Buyer Indemnified Party’s sole recourse, except as stated in Section 9.5(b), is the Indemnity Escrow Fund. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(d)               No Indemnified Party may settle or compromise any Claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Article IX without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(e)               If the Indemnifying Party assumes control of the defense of any Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third Party Claim.

(f)                If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a Third Party Claim, then such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify in reasonable detail the basis for such claim to the extent then known by the Indemnified Party. Within five (5) Business Days after the final determination of the merits and amount of such claim, (i) if the Indemnifying Party is the Equity Holders, then the Stockholders’ Representative shall cause the Escrow Agent to pay to Buyer in immediately available funds an amount equal to such claim as determined under this Article IX (and subject to the limitation set forth herein) and (ii) if the Indemnifying Party is Buyer, then Buyer shall pay to the Stockholders’ Representative (on behalf of the Equity Holders), an amount equal to claim as determined under this Article IX.

(g)               If there shall be any conflicts between the provisions of this Section 9.4 and Section 5.4 (relating to Tax matters), the provisions of Section 5.4 shall control.

Section 9.4            Claims Period.

(a)               The Claims Period under this Article IX shall begin on the Closing Date and with respect to any indemnification claim under Section 9.1, the Claims Period shall terminate on the date that is fifteen (15) months following the Closing Date. For the avoidance of doubt, the survival period for claims made under Section 5.4 shall be as set forth in Section 5.4(h).

(b)               No claim for indemnification under this Article IX can be made after the expiration of the Claims Period; provided if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 9.5            Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, except in the case of a claim for Fraud, the Equity Holders’ obligation to indemnify, defend and hold Buyer Indemnified Parties harmless, and Buyer’s obligation to indemnify, defend and hold the Equity Holders Indemnified Parties harmless, shall be limited as follows:

(a)               No amounts of indemnity shall be payable pursuant to Section 9.1(a) or Section 9.2(a) unless and until (i) each claim or series of claims arising from the same or substantially similar facts or circumstances exceeds $50,000 (the “De Minimis Threshold”) and (ii) the applicable Indemnified Parties shall have suffered Losses in excess of $4,000,000 (the “Deductible Amount”) in the aggregate, in which case such Indemnified Parties shall be entitled to recover only Losses in excess of the Deductible Amount; provided that amounts of indemnity for Losses pursuant to Section 9.1(a) or Section 9.2(a), as applicable, with respect to any breach of any Company Fundamental Representation or any Buyer Fundamental Representation, as applicable, shall not be subject to the De Minimis Threshold or the Deductible Amount;

(b)               In no event shall the aggregate amount of indemnity required to be paid by the Equity Holders hereunder or under any Support Agreement or Option Holder Acknowledgment (i) pursuant to Sections 9.1(a) (other than pursuant to Section 9.1(a) for breach of a Company Fundamental Representation), Section 9.1(b) and, for the avoidance of doubt, Section 5.4 exceed the Indemnity Escrow Amount in the Indemnity Escrow Fund in the aggregate, and (ii) pursuant to Sections 9.1(a) (with respect to a claim for breach of a Company Fundamental Representation), 9.1(c), and 9.1(d) exceed $320,000,000 in the aggregate (clauses (i) and (ii), as applicable, the “Indemnification Cap”). If the amount of any Buyer Loss exceeds the applicable Indemnification Cap, no Buyer Indemnified Party shall be entitled to recover any such shortfall from any Equity Holder (it being understood that nothing in this Section 9.5(b) shall limit Buyer’s ability to recover Buyer Losses under the Buyer Rep and Warranty Policy). Without limiting the foregoing, except in the case of Fraud, in no event shall the aggregate amount of indemnity required to be paid by the Equity Holders pursuant to Section 9.1 or otherwise exceed $320,000,000 in the aggregate.

(c)               Subject to the other provisions of this Section 9.5, any claim by a Buyer Indemnified Party to recover Buyer Losses hereunder shall be recoverable (i) first, against the Indemnity Escrow Fund pursuant to the terms of the Escrow Agreement and (ii) second, for any claim for Buyer Losses under Section 9.1(a), against the Buyer Rep and Warranty Policy and (iii) third, any remaining amount of Buyer Losses (subject to the Indemnification Cap set forth in Section 9.5(b)(ii) shall be payable by the Equity Holders pro rata based on their respective share of the Merger Consideration pursuant to the terms of the Support Agreements and Option Holder Acknowledgments;

(d)               In no event shall the aggregate amount of indemnity required to be paid by the Buyer pursuant to Section 9.2 or otherwise exceed $320,000,000;

(e)               The amount of each claim for Buyer Losses or Tax Losses by a Buyer Indemnified Party shall be deemed to be an amount equal to any payments from the Indemnity Escrow Fund shall be limited to, the amount of such Buyer Losses or Tax Losses that remain after deducting therefrom (i) any Tax benefit actually realized by a Buyer Indemnified Party or any Affiliate thereof with respect to Buyer Losses or items giving rise to such claim for indemnification to the extent the Tax benefit is actually realized in the year of the Buyer Loss or item giving rise to such a claim or the following two (2) taxable years, or a prior year and (ii) any third party insurance proceeds (net of any increase in insurance premium with respect thereto) and any indemnity, contributions or other similar payment actually received from any third party with respect thereto;

(f)                The amount of indemnity payable pursuant to Section 9.1 with respect to any Buyer Loss shall be reduced to the extent such Buyer Loss is reflected on the Final Closing Statement;

(g)               Any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall be required to use commercially reasonable efforts to (i) recover for such Loss under any available third party sources of recovery (including insurance policies), and (ii) mitigate such Loss after becoming aware thereof, and an Indemnifying Party shall not be liable for any Loss to the extent that it is attributable solely to the Indemnified Party’s failure to mitigate; and

(h)               No Party shall be deemed to have breached any representation or warranty under this Agreement solely as a result of (i) any alteration, repeal or enactment of any Law after the Closing Date (even if such alteration, repeal or enactment is applied with retroactive effect) or (ii) any change in the accounting policies, practices or procedures adopted by Buyer and/or its Affiliates after the Closing Date; and

(i)                 In any case where a Buyer Indemnified Party recovers from any third party any amount in respect of a matter with respect to which the Equity Holders have indemnified Buyer pursuant to this Article IX (except, for the avoidance of doubt, for any amount recovered under the Buyer Rep and Warranty Policy), such Buyer Indemnified Party shall promptly pay over to Stockholders’ Representative, if during the applicable Claims Period or, to the Stockholders’ Representative (on behalf of the Equity Holders), if after the applicable Claims Period, the amount so recovered (but not in excess of the amount by which the Equity Holders have indemnified Buyer pursuant to this Agreement) net of any costs of recovery.

Section 9.6            Exclusive Remedies. Except in the case of Fraud and as otherwise set forth in any Support Agreement or Option Holder Acknowledgment, from and after the Closing, the provisions of Section 5.4, this Article IX and Section 10.10 set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby (except as set forth in the Letter of Transmittal, Support Agreements or Option Holder Acknowledgments). Without in any way limiting the provisions of Section 9.5, and except in the case of Fraud and as otherwise set forth in any Support Agreement or Option Holder Acknowledgment, the Parties agree that, excluding any claim for injunctive or other equitable relief, the indemnification provisions of Section 5.4 and this Article IX are intended to provide the sole and exclusive remedy as to all claims against the Equity Holders, on the one hand, and Buyer, on the other hand, that may incur arising from or relating to this Agreement and the agreements and documents contemplated hereby and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, this Section 9.6 shall not operate to (a) interfere with or impede the operation of the provisions of Section 2.8 providing for the resolution of certain disputes relating to the Merger Consideration between the Parties and/or by the Accounting Firm, (b) limit the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief) pursuant to Section 10.10, (c) limit the rights of the Indemnified Persons pursuant to Section 5.5, (d) limit Buyer’s rights in the case of Fraud by the Company or any Equity Holder, or any Equity Holder’s rights in the case of Fraud by Buyer, as the case may be, or (e) limit Buyer’s rights or any Equity Holder’s obligations under any Support Agreement or Option Holder Acknowledgment.

Section 9.7            Payment of Indemnity Escrow Amount. Subject to the provisions of the Escrow Agreement, if, following the expiration of the Claims Period, any portion of the Indemnity Escrow Fund remains unpaid, then Buyer and the Stockholders’ Representative shall direct the Escrow Agent (i) to within five Business Days from the expiration of the Claims Period pay to the Company an amount equal to the remainder of such Indemnity Escrow Fund multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages and (ii) pay to the Stockholders’ Representative an amount equal to the remainder of such Indemnity Escrow Fund multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages.

Section 9.8            Tax Treatment of Indemnity Payments. The Equity Holders and the Buyer agree to treat any indemnity payment made pursuant to this Article IX or Section 5.4 as an adjustment to the purchase price for federal, state, local and foreign income tax purposes.

Article X

MISCELLANEOUS

Section 10.1        Fees and Expenses. Whether or not the Merger and the other transactions contemplated hereby are consummated, and except as otherwise provided in this Agreement, each Party will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the transactions contemplated hereby (including legal, accounting and other professional fees), and the Company will bear the fees, costs and expenses incurred by the Stockholders’ Representative and the Stockholders in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby. Without limiting the foregoing, Buyer will pay and be solely responsible for transaction-related fees and expenses of Buyer and any of its Affiliates, all filing fees payable under the HSR Act and any other Antitrust Laws, one-half of all fees and expenses associated with the Escrow Agreement and all fees and expenses related to financing transactions incurred in connection with the Closing. If any party obtains an injunction, a decree or order of specific performance or other remedy, the other party (other than an Affiliate of such party) shall reimburse such party for all reasonable and documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants) incurred by or on behalf of such party or any Affiliate of such party in connection with obtaining such injunction, a decree or order of specific performance or other remedy.

Section 10.2        Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered, whether in person or, by facsimile or by e-mail (with a read-receipt requested), by overnight courier, or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Buyer or Merger Sub, to:

Charles River Laboratories International, Inc.

251 Ballardvale Street

Wilmington, MA 01887

Attention: Matthew Daniel, Corporate Senior Vice President, Deputy General Counsel

Telephone: 781-222-6273

Facsimile: 978-988-5665

Email: matthew.daniel@crl.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Michael Davis

Telephone: 212-450-4184

Facsimile: 212-701-5184

E-mail: michael.davis@davispolk.com

If to the Company (prior to the Closing) to:

ACP Mountain Holdings, Inc.

c/o Avista Capital Holdings, L.P.

65 E. 55th Street, 18th Floor

New York, NY 10022

Attention: David Burgstahler, Robert Girardi and Ben Silbert

Facsimile: (212)-593-6901

Email: Burgstahler@avistacap.com, Girardi@avistacap.com and Silbert@avistacap.com with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello, Esq. and Peter Feist, Esq.

Facsimile: (212)-310-8007

E-mail: michael.aiello@weil.com and peter.feist@weil.com

If to the Stockholders’ Representative to:

Avista Capital Holdings, L.P.

65 E. 55th Street, 18th Floor

New York, NY 10022

Attention: David Burgstahler, Robert Girardi and Ben Silbert

Facsimile: (212)-593-6901

Email: Burgstahler@avistacap.com, Girardi@avistacap.com and Silbert@avistacap.com with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello, Esq. and Peter Feist, Esq.

Facsimile: (212)-310-8007

E-mail: michael.aiello@weil.com and peter.feist@weil.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 10.3        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4        Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, that (i) after the Closing, Buyer and Merger Sub shall be permitted, without the consent of any other party hereto, to make a collateral assignment to any lender (or agent thereof) providing debt financing in connection with the transactions contemplated by this Agreement and (ii) Buyer shall be permitted, without the consent of any other party hereto, to assign its rights and obligations hereunder, in whole or in part, to any Affiliate of Buyer, provided that, in each case of clauses (i) and (ii), notwithstanding any such assignment, Buyer and/or Merger Sub, as applicable, shall remain responsible for all of their respective obligations pursuant to this Agreement.

Section 10.5        No Third Party Beneficiaries. Except as otherwise provided in Section 5.5, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of Buyer and Merger Sub under this Agreement, and for the benefit of Buyer and Merger Sub, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and for the benefit of the Stockholders’ Representative for the matters stated in this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right; provided that the Financing Related Parties shall be express third party beneficiaries of Section 8.3, this proviso of this Section 10.5, Section 10.7, the final sentence of Section 10.8, Section 10.13(b) and each of such Sections shall expressly inure to the benefit of the Financing Related Parties. Notwithstanding anything herein to the contrary, the Company shall have the right to enforce the rights of the Equity Holders to pursue damages in the event of Buyer’s or Merger Sub’s material breach of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of the Equity Holders shall be determined by reference to the total amount that would have been recoverable by the Equity Holders if all such Equity Holders brought an action against Buyer or Merger Sub and were recognized as intended third party beneficiaries hereunder.

Section 10.6        Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.7        Consent to Jurisdiction, Etc.

(a)               Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby consents to process being served by any Party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof (other than by facsimile) in accordance with the provisions of Section 10.2. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (i) such Party is not subject to the personal jurisdiction thereof, (ii) such action, suit or proceeding may not be brought or is not maintainable in such court, (iii) such action, suit or proceeding is brought in an inconvenient forum, or (iv) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO (INCLUDING ANY CLAIMS OR COUNTERCLAIMS AGAINST ANY FINANCING RELATED PARTY). IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A COUNTERCLAIM ARISING

OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, unless failure to bring such counterclaim would result in a waiver or estoppel thereof, or otherwise prejudice such Party’s rights in any respect. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL DISPUTE IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(b)               Notwithstanding anything herein to the contrary, no party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Related Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, anywhere other than in the Supreme Court of the State of New York, County of New York (and the appellate courts thereof), or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 10.7(a) mutatis mutandis but with respect to the courts specified in this Section 10.7(b).

Section 10.8        Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Escrow Agreement, the Letters of Transmittal, the Support Agreements, the Option Holder Acknowledgments and the other documents delivered pursuant hereto or thereto constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Escrow Agreement and the other documents delivered pursuant to this Agreement. Notwithstanding anything herein to the contrary, Section 8.3 (to the extent it relates to the Financing Related Parties), the first proviso of Section 10.5, Section 10.7, this sentence of this Section 10.8 and Section 10.13(b) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of such provisions) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Financing Related Parties without the prior written consent of the entities that as of the date of such amendment are providing the Financing.

Section 10.9        Governing Law. This Agreement and any Legal Dispute of any kind or any nature (whether at law or in equity, based upon contract, tort or otherwise) that is any way related to this Agreement or any of the transactions related hereto (including the interpretation, construction, validity, effect, performance, remedies and enforcement of this Agreement, or the negotiation, execution or performance of any of the transactions related hereto (including any Legal Dispute based upon, arising out of, or related to any representation or warranty made in this Agreement)) shall be governed by and construed in accordance with the laws of the State of

Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

Section 10.10    Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, irreparable damage would occur and money damages would be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without proof of damages or posting of bond or other security). Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 10.11    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 10.12    Amendment; Modification; Waiver. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties. Any provision of this Agreement can be waived only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 10.13    Non-Recourse.

(a)               This Agreement may only be enforced against, and any Legal Dispute that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise), of this Agreement, including any representation or warranty made or alleged to have been made in, in connection with, or as an inducement to, this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a party hereto (including (i) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, Affiliate, attorney or representative of, and any financial advisor, financing sources” or lender to (all above-described Persons in this sub clause (i), collectively, “Affiliated Persons”) a party hereto or any Affiliate of such party), and (ii) any Affiliated Persons of such Affiliated Persons but specifically excluding the parties hereto (the Persons in subclauses (i) and (ii), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties hereto, “Non-Parties”)) shall have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory. Without limiting the rights of any party hereto against the other parties hereto as set forth herein, in no event shall any party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Legal Dispute under any Recourse Theory against any Non-Party. Notwithstanding anything to the contrary herein, this Section 10.3 shall not limit any rights of Buyer or its Affiliates against the specific Non-Parties pursuant to (and which are party to) the Support Agreements or Option Holder Acknowledgments.

(b)               No Financing Related Party shall have any liability or obligation to the Parties (other than the Buyer) with respect to this Agreement or with respect to any claim or cause of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the Parties (other than the Buyer) that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Finance Related Party, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D). For the avoidance of doubt, this Section 10.13(b) does not limit or affect any rights or remedies that the Buyer may have against the parties to the Debt Commitment Letter.

Section 10.14    Legal Representation. Each of Buyer and the Company hereby agrees, on its own behalf and on behalf of its respective directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, its “Waiving Parties”), that, after the Closing, Weil, Gotshal & Manges LLP may each represent any or all of the Equity Holders and their respective Affiliates in the event such Person so requests, in each case in connection with any matter, dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement or the transactions contemplated herein, including under Section 2.8 (any such representation, the “Post-Closing Representation”), and each of Buyer and the Company, on behalf of itself and its Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of Buyer and the Company, for itself and its Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Equity Holders, the Stockholders’ Representative and any of their respective Affiliates (the “Stockholder Group”) and their counsel, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications between the Stockholder Group and such counsel and none of Buyer, the Company or any of their respective Waiving Parties, nor any Person purporting to act on behalf of or through Buyer or the Company or any of their respective Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Buyer and the Company, on behalf of itself and its Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP and the Company or any Person in the Stockholder Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the Transactions in connection with any Post-Closing Representation.

Section 10.15    Administrative Expense Account.

(a)               The Stockholders’ Representative shall hold the Administrative Expense Amount in the Administrative Expense Account as a fund from which the Stockholders’ Representative may pay any amounts due by the Equity Holders hereunder, including, any losses, third party fees, expenses or costs it incurs in performing its duties and obligations under this Agreement by or on behalf of the Equity Holders, including fees and expenses incurred pursuant to the procedures and provisions set forth in Section 2.8 and Section 5.5 and legal and consultant fees, expenses and costs for reviewing, analyzing and defending any claim or process arising under or pursuant to this Agreement and, any other costs or expenses with its actions under this Agreement (collectively, “Administrative Costs”).

(b)               Amounts drawn from the Administrative Expense Account to pay Administrative Costs shall be drawn to reflect each Equity Holder’s liability for such Administrative Costs in accordance with its respective Pro Rata Percentage.

(c)               At such time, and from time to time, that the Stockholders’ Representative determines in its discretion that the Administrative Expense Amount will not be required for the payment of any further Administrative Costs, the Stockholders’ Representative shall (i) pay an amount equal to the remainder of the Administrative Expense Amount multiplied by the aggregate Pro Rata Percentages of the Stockholders, to the Stockholders in accordance with their respective Pro Rata Percentages, and (ii) pay to the Company an amount equal to the remainder of the Administrative Expense Amount multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system, to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.

(d)               The Stockholders’ Representative shall report and withhold any Taxes (from amounts paid by or from the Administrative Expense Account) as required by applicable Law.

Section 10.16    Stockholders’ Representative.

(a)               At the Closing and without further act of the Company or any Equity Holder the Stockholders’ Representative shall be appointed as agent and attorney in fact for each Equity Holder to give and receive notices and communications, execute any and all instruments or other documents on behalf of such Equity Holder, and to do any and all other acts or things on behalf of such Equity Holder, which the Stockholders’ Representative may deem necessary or advisable, or which may be required pursuant to this Agreement, the Escrow Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder at or following the Closing, including, but not limited to, the exercise of the power to: (i) negotiate and execute the Escrow Agreement on behalf of each Equity Holder, (ii) act for each Equity Holder with respect to any Merger Consideration Adjustment, (iii) give and receive notices and communications to or from Buyer and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Equity Holders individually), and (iv) take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. The Stockholders’ Representative shall have authority and power to act on behalf of each Equity Holder with respect to the disposition, settlement or other handling of all claims under this Agreement and the Escrow Agreement and all rights or obligations arising under this Agreement and the Escrow Agreement. The Equity Holders shall be bound by all actions taken and documents executed by the Stockholders’ Representative in connection with this Agreement and the Escrow Agreement, and Buyer shall be entitled to rely on any action or decision of the Stockholders’ Representative. The Stockholders’ Representative shall receive no compensation for its services. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each Equity Holder. A decision, act, consent or instruction of the Stockholders’ Representative (acting in its capacity as the Stockholders’ Representative) shall constitute a decision of all the Equity Holders and shall be final, conclusive and binding upon each such Equity Holder, and Buyer may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each such Equity Holder.

(b)               The Stockholders’ Representative shall not have by reason of this Agreement or otherwise a fiduciary relationship in respect of any Equity Holder. The Stockholders’ Representative shall not be liable to any Equity Holder for any action taken or omitted to be taken by it or any agent employed by it under this Agreement. Each Equity Holder shall severally (based on each such Equity Holder’s Pro Rata Percentage), and not jointly, indemnify and hold harmless the Stockholders’ Representative from and against any loss incurred and arising out of or in connection with the acceptance or administration of its duties hereunder.

Section 10.17    Schedules. If and to the extent any information required to be furnished in any Schedule is contained in this Agreement or in any other Schedule, such information shall be deemed to be included in all Schedules in which the information would otherwise be required to be included to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Schedule. Disclosure of any item or matter in any Schedule shall not be considered an admission by the disclosing party that such item or matter (or any non-disclosed item, matter or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item or matter has had or would reasonably be expected to have a Material Adverse Effect, or that such item or matter does in fact exceed any applicable threshold limitation set forth in the Agreement. Such disclosure of any item or matter shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including any Intellectual Property rights) or any applicable Law of any Governmental Entity, such disclosures having been made solely for the purposes of creating exceptions to the representations, warranties, covenants or other statements made herein or of disclosing any information required to be disclosed under the Agreement. The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties or covenants contained in this Agreement. The Company shall not be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Schedules which otherwise is not required to be disclosed by this Agreement.

Section 10.18    Construction.

(a)               Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including “ do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s) and (vii) any reference in this Agreement to “$” shall mean U.S. dollars

(b)               Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof and the rules and regulations promulgated thereunder. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)               An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if there is a specific reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation or warranty (and in such case, only to the extent of the amount of such specific reserve, accrual or other item reflected on such balance sheet or financial statements).

(d)               When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(e)               The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER:

CHARLES RIVER LABORATORIES, INC.

By:	/s/ James Foster
	Name:	James Foster
	Title:	Chairman, President and CEO

MERGER SUB:

FOREST ACQUISITION CORPORATION

By:	/s/ David P. Johst
	Name:	David P. Johst
	Title:	Secretary

COMPANY:

ACP MOUNTAIN HOLDINGS, INC.

By:	/s/ Charles C. Harwood, Jr.
	Name:	Charles C. Harwood, Jr.
	Title:	Chairman

[Signature Pages Continue]

[Signature page to Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:

Avista Capital Partners IV GP, LP, solely in its capacity as the Stockholders’ Representative

By:	/s/ Benjamin Silbert
Name:Benjamin Silbert
Title:Authorized Representative

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

“Accounting Principles” has the meaning set forth in Exhibit A-1.

“Action” means any action, compliant, claim, arbitration, hearing, litigation, action, suit, investigation, review, audit or other proceeding, in each case, by or before any arbitrator, mediator or Governmental Entity (provided, that, for purposes of Section 6.1(b), “Action” shall not include the words “arbitration”, “investigation, review, audit” or the words “arbitrator, mediator ”).

“Administrative Expense Account” means the account maintained by the Stockholders’ Representative into which the payment required by the Equity Holders in accordance with Section 2.3(d) shall be made and any successor account in which the Administrative Expense Amount shall be held by the Stockholders’ Representative.

“Administrative Expense Amount” means $250,000, and any earnings on such amount, as such amount may be reduced from time to time by payments made therefrom in accordance with the terms of this Agreement.

“Adjustment Escrow Amount” means an amount equal to $2,000,000.

“Adjustment Escrow Fund” has the meaning given to such term in the Escrow Agreement.

“Advisory Services and Monitoring Agreement” means that certain Advisory Services and Monitoring Agreement by and between the Company, MPI Research, Inc., and certain Avista Affiliates, dated as of January 26, 2016.

“Affiliate” of any specified Person means any other Person directly or indirectly, through one or more intermediaries controlling or controlled by, or under common control with, such specified Person; provided, however, none of Avista Capital Partners IV, L.P, Avista Capital Partners IV (Offshore), L.P., ACP Mountain Co-Invest LLC or any of their respective portfolio companies (other than the Company (but solely with respect to a determination made prior to the Closing Date)) shall be deemed an Affiliate of the Stockholder’s Representative or any Equity Holder for any reason hereunder.

“Aggregate Option Exercise Price” means the aggregate exercise price payable by all In-the-Money Option Holders with respect to the In-the-Money Options.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, UK Bribery Act, and all other applicable anti-corruption laws.

“Antitrust Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approving Stockholders” means Avista Capital Partners IV, L.P., Avista Capital Partners IV (Offshore), L.P., ACP Mountain Co-Invest, LLC, Charles C. Harwood, Paul Sylvester, Roger Hayes, Teri Nizzardini, Robert H. DeWit and Christopher Dillon.

“Avista” means Avista Capital Holdings, LP.

“Balance Sheet Date” means the date of Interim Balance Sheet.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Buyer Fundamental Representations” means the representations and warranties of the Buyer set forth in Section 3.1 (Organization), Section 3.2 (Authorization) and Section 4.8 (Certain Fees).

“Buyer Indemnified Parties” means Buyer and its Affiliates, and each of their respective officers, directors, members, managers, stockholders, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Buyer Rep and Warranty Policy” means the representation and warranty policy issued by National Fire & Marine Insurance Company (policy number 42-PMA-150946-01) to Buyer, at Buyer’s cost, in connection with the transactions contemplated by this Agreement.

“Cash and Cash Equivalents” means the cash and cash equivalents, checks received but not cleared to the extent that the amounts to be paid by such checks have been applied to reduce a category of current assets reflected in Net Working Capital, checks issued but not cleared to the extent that the amounts to be paid by such checks have been applied to reduce a categories of current liabilities reflected in Net Working Capital and deposits in transit to the extent the amounts to be paid by such deposits in transit have been applied to reduce a category of current assets reflected in Net Working Capital of the Group Companies as of 11:59 p.m. Eastern time on the day immediately prior to the Closing Date excluding (i) any cash delivered to any Group Company pursuant to Section 2.2(b) in respect of the Option Payments and (ii) any cash or cash equivalents which is not freely usable by the Buyer because it is subject to restrictions on use by Law or Contract to license (including, for the avoidance of doubt, any financial assurance requirements relating to Licenses or permits (including all amounts held in a trust fund to support the Nuclear Regulatory Commission’s financial assurance requirements with respect to certain facilities and equipment that the Group Companies utilize in their operations)) (“Restricted Cash”).

“Claims Period” means the period during which a claim for indemnification may be asserted under Article IX by an Indemnified Party.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing current Company Group employees.

“Common Stock” means the Common Stock, par value $0.01 per share, of the Company.

“Company Benefit Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which any Group Company has any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.19 (Certain Fees) and Section 3.21 (Affiliate Transactions); provided that Section 3.21 shall only be a Company Fundamental Representation to the extent that it pertains to Avista Parties.

“Company Software” means any software (other than “off the shelf” software) owned by a Group Company, together with any related source code, object code, firmware, operating systems and specifications.

“Company Stock” means all of the issued and outstanding Common Stock.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means any legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred by the Group Companies, the Stockholders’ Representative or the Equity Holders in connection with the transactions contemplated by this Agreement, whether accrued for or not, including (a) any fees and expenses payable to Avista or any of its Affiliates under the terms of the any management or advisory agreement in effect as of the Closing, (b) transaction-related fees, costs, expenses, bonuses, retention awards, change in control or severance payments or other similar compensatory amounts payable by any Group Company to the extent as a result of the consummation of the transactions contemplated by this Agreement (and excluding, for the avoidance of doubt, any “double trigger” severance payments resulting from the termination of employees by Buyer or the Group Companies after the Closing) together with any related employment or payroll Taxes payable by any Group Company (including, for avoidance of doubt, any employment or payroll Taxes payable in connection with any Option Payment), in each case to the extent not paid at or prior to the Closing by the Group Companies, the Stockholders’ Representative or the Equity Holders, (c) 50% of the Tail Premium, (d) 50% of any Transfer Taxes, (e) 50% of all fees, costs and expenses (including attorneys’ fees) of the Escrow Agent, (f) any assignment, change of control, consent or similar fees payable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (g) all fees, costs and expenses (including attorneys’ fees) payable by any Group Company in connection with the pre-Closing representation of any current or former Service Provider in connection with the Merger and the transactions contemplated by this Agreement (including any employment or similar agreement with Buyer or an Affiliate thereof).

“Confidentiality Agreement” means that certain confidentiality agreement by and between the Company and Buyer, dated as of December 21, 2017.

“Contract” means any contract, agreement (including quality agreements), lease, note, understanding, license or other commitment or undertaking, in each case, to which any Group Company is bound, whether written or oral, and all amendments, side letters, modifications and supplements thereto.

“Covered Employee” means any employee of the Company or any of its Subsidiaries whose annual base compensation is $150,000 or more.

“Covered Taxes” means (i) any Taxes of a Group Company (or any predecessor) for a Pre-Closing Tax Period, (ii) any liability of a Group Company (or any predecessor) for the payment of a Tax as a result of the Group Company or predecessor being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Group Company or predecessor to a Taxing authority is determined or taken into account with reference to the activities of any other Person (including, without limitation, any liability of a Group Company pursuant to Treasury Regulations Section 1.1502-6), (iii)  any Tax resulting from a breach of any representation in Section 3.13 (Taxes; Tax Returns), determined for all purposes without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard, or any covenant in Section 5.4 (Tax Indemnity; Other Tax Matters); provided that the representations and warranties made in Section 3.13 (other than Section 3.13(a)(ix) and (xii)) refer only to the past activities of the Group Companies and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon with respect to, or give rise to any claim for, Taxes attributable to any Post-Closing Tax Period, (iv) any employment or payroll Taxes payable by Buyer, any Group Company or any of their Affiliates in respect of any amounts paid under this Agreement to any In-the-Money Option Holder in respect of an In-the-Money Option, except to the extent such employment or payroll Taxes are (x) otherwise taken into account in the determination of Final Closing Company

Transaction Expenses or (y) paid to the Company pursuant to Section 2.8(f) or Section 9.7 and (v) any liability of a Group Company (or any predecessor) for Escheat Payments with respect to a Pre-Closing Tax Period; provided, however, that Covered Taxes shall exclude any Taxes arising as a result of any transaction outside the ordinary course of business of the Group Companies that occurs on the Closing Date and after the Closing, including, for the avoidance of doubt, in connection with any election under Section 338 or Section 336 of the Code.

“Debt Commitment Letter” means the commitment letter, dated as of the date hereof (together with exhibits, schedules and annexes thereto, and as the same may be amended, supplemented or otherwise modified and any related executed fee letter), by and among the Buyer and JPMorgan Chase Bank N.A.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Dissenting Shares” means any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“Environmental Laws” means all Laws relating to (i) the protection, preservation or remediation of the environment, wildlife, endangered species or natural resources, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air or pollution control or (ii) the storage, recycling, treatment, generation, production, Release, threatened Release, transportation, disposal or arrangement for transportation or disposal of Hazardous Substances.

“Environmental Permits” means all Licenses applicable to any Group Company issued pursuant to or relating to Environmental Laws.

“EPA” means the U.S. Environmental Protection Agency.

“Equity Holder Indemnified Parties” means each Equity Holder and its respective Affiliates, and each of their respective officers, directors, members, managers, shareholders, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Equity Holders” means the Stockholders and the Option Holders.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escheat Payment” means any payment required to be made to any Governmental Entity pursuant to an abandoned property, escheat or similar Law.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means the Escrow Agreement, by and among Buyer, the Stockholders’ Representative and the Escrow Agent, substantially in the form attached hereto as Exhibit H.

“Escrow Amount” means the sum of the Indemnity Escrow Amount and the Adjustment Escrow Amount.

“FDA” means the U.S. Food and Drug Administration and corresponding regulatory agencies in other counties and states of the United States.

“FDA Company Contractor” means any Person with which the Company or any of its Subsidiaries formerly or presently had or has any Contract under which that person has or had physical possession of, or was obligated to develop, test, process, investigate, manufacture, or produce any FDA Regulated Product on behalf of the Company or any of its Subsidiaries.

“FDA Law” means any Law relating to any FDA Regulated Product, including, the Federal Food, Drug and Cosmetic Act, 21 U.S.C. sec. 301 et seq., the FDA Modernization Act of 1997, Stand Alone Provisions, Pub. L. No. 105-115, 111 Stat. 2295 (1997) and equivalent Laws adopted by any Governmental Entity in any jurisdiction in addition to the United States where any Group Company has facilities, does business.

“FDA Regulated Product” means any product or component that is studied, used held or offered for sale for human or animal research or investigation or clinical use.

“FDCA” means the United States Food, Drug and Cosmetic Act of 1938.

“Final Closing Cash” means the aggregate amount of Closing Cash set forth in the Final Closing Statement.

“Final Closing Company Transaction Expenses” means the aggregate amount of Closing Company Transaction Expenses set forth in the Final Closing Statement.

“Final Closing Indebtedness” means the aggregate amount of Closing Indebtedness set forth in the Final Closing Statement.

“Final Closing Net Working Capital” means the aggregate amount of Closing Net Working Capital set forth in the Final Closing Statement.

“Final Closing Statement” means the Preliminary Closing Statement as finally determined pursuant to Section 2.8.

“Final Merger Consideration Amount” means the amount of the Merger Consideration as set forth in the Final Closing Statement.

“Financing Related Parties” means the entities that have committed to provide or arrange any of the Financing, including any other parties to any joinder agreements and any definitive agreements relating thereto together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and permitted assigns.

“Fraud” means a claim for Delaware common law fraud with a specific intent to deceive brought against a party to this Agreement based on a representation of such party contained in this Agreement; provided, that at the time such representation was made (i) such representation was inaccurate, (ii) such party had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, of the material inaccuracy of such representation, (iii) such party had the specific intent to deceive another party hereto, and (iv) the other party acted in reliance on such inaccurate representation and suffered injury as a result of such material inaccuracy; provided that, for the avoidance of doubt, any inaccuracy of any representation shall be determined with regard to, and including, all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect and all similar qualifications and standards. For the avoidance of doubt, (i) “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness and (ii) in the cause of Fraud by the Company, only the Equity Holders which committed such Fraud (assuming the Equity Holders made the representations of the Company contained in this Agreement) shall be responsible for any such Fraud.

“Fully Diluted Shares” means, as of the time of determination, the sum of (a) the aggregate number of shares of Common Stock outstanding as of such time, plus (b) the aggregate number of shares of Common Stock into which the In-the-Money Options are exercisable as of such time.

“GAAP” means generally accepted accounting principles in the United States.

“Good Clinical Practice” means any applicable Law, guidance of any Governmental Entity and prevailing industry practices concerning the conduct of clinical trials, including 21 C.F.R. Parts 50, 54, 56 and 312.

“Good Laboratory Practice” means any applicable Law, guidance of any Governmental Entity and prevailing industry practices concerning the conduct of non-clinical trials, including 21 C.F.R. Part 58, 40 C.F.R. Part 160 and 40 C.F.R. Part 792.

“Governmental Entity” means any transnational, national, domestic or foreign, federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, international authority, body or commission or other Governmental Entity or agency (including any central bank or fiscal, tax or monetary authority).

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state–controlled company,  public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office.  Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any waste (human, animal or otherwise), substance or material defined or regulated as a “hazardous substance”, “hazardous waste”, “special waste”, “hazardous substance”, “hazardous material”, “toxic substance”, “toxic mold”, as a “pollutant,” “contaminant,” or as “radioactive,” “radioisotopic,” or “corrosive,” or words of similar import, under any Law pertaining to the environment, including petroleum or petroleum-derived products or by-products, asbestos, biomedical waste, radioactive waste and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-the-Money Option Holder” means a holder of In-the-Money Options.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (including, for the avoidance of doubt, any prepayment or similar penalties with respect to the prepayment of any of the foregoing or amounts that become payable as a result of the transactions contemplated hereby) (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price of assets, property, securities, goods or services including obligations under any “earn-outs” or similar obligations (including, whether contingent or otherwise, (i) any amounts due to former owners of any Group Company or “Company notes” payable and (ii) any amounts payable attributable to the period prior to the Closing Date (but excluding any such amounts attributable to the period after the Closing Date) to the extent as a result of the consummation of the transactions contemplated by the Purchase Agreement, dated December 9, 2017, between BioReliance Corporation and MPI Research, Inc., as further described in Schedule 3.7(b)) (other than trade payables or accruals incurred in the Ordinary Course and that are not past due and that have been included in the calculation of Net Working Capital at Closing) and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) letters of credit, standby letters of credit and bankers’ acceptances or similar instruments, in each case to the extent drawn upon or payable and not contingent, (e) in respect of any leases required under GAAP to be classified as capital leases, (f) in respect of any interest rate, currency hedging agreement or other similar instrument, (g) in respect of current income taxes required to be accrued under GAAP (for the avoidance of doubt, (i) determined without regard to any deferred Tax liabilities and deferred Tax assets and determined by taking into account the Transaction Tax Deductions and (ii) in no event shall the amount of any Transaction Tax Deductions cause the amount described in sub clause (g) to be reduced below zero), (h) accrued and unpaid obligations in respect of bonuses for the fiscal year ended December 31, 2017 and (i) in the nature of guarantees of the obligations described in clauses (a) through (h) above of any other Person, in each case calculated in accordance with the Accounting Principles; provided, that, “Indebtedness” shall not include any (i) intercompany indebtedness between the Company and/or its wholly-owned Subsidiaries, solely to the extent it fully eliminates on consolidation and (ii) amounts included in Company Transaction Expenses.

“Indemnified Party” means any Buyer Indemnified Party or Equity Holder Indemnified Party.

“Indemnity Escrow Amount” means an amount equal to $4,000,000.

“Indemnity Escrow Fund” has the meaning given to such term in the Escrow Agreement.

“Intellectual Property” means all of the following in any jurisdiction throughout the world (whether or not registered): (a) trademarks, service marks, trade dress, trade names, logos, including all variations, derivations and combinations thereof, (b) Internet domain names, Internet websites and URLs; (c) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications; (d) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for, and all improvements to the inventions disclosed in each such registration, patent or patent application; (e) copyrights and copyrightable works, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights and copyrightable works, now or hereafter provided by law, regardless of the medium of fixation or means of expression; (f) industrial designs; (g) registrations and applications for any of the foregoing; (h) trade secrets, know-how (including manufacturing and production processes and techniques and research and development information) and confidential information; (i) computer software (including the Company Software); (j) any goodwill associated with each of the foregoing; (k) databases and data collections; (l) all rights in all of the foregoing provided by treaties, conventions and common law; and (m) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any Company Benefit Plan that is not a US Plan.

“IT Assets” means any and all computers, software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology assets, including all documentation related to the foregoing, (i) owned or used by any Group Company or (ii) licensed or leased to any Group Company.

“Key Employee” means Robert DeWit, Paul Sylvester, Ted Baird, Susan Buckham, Dale Cooper, Chris Dillon, Mike Garrett, Nancy Gay, Roger Hayes and Teri Nizzardini.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of their direct reports, of Charlie Harwood, Robert DeWit, Paul Sylvester, Ted Baird, Susan Buckham, Dale Cooper, Chris Dillon, Mike Garrett, Nancy Gay, Roger Hayes, Teri Nizzardini and Kathleen Ross.

“Law” means any applicable, transnational, foreign, federal, state, local or foreign statutes, rules, codes, regulations, ordinances or orders, injunctions, judgments, decrees, rulings or other similar requirements of, or issued enacted, adopted, promulgated or applied by applicable Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to any Group Company or for which any Group Company has obtained a covenant not to be sued.

“Licenses” means all licenses, permits (including construction and operation permits), franchises, grants, registrations, clearances, exemptions, approvals, certificates and similar authorizations issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, options, rights of way, easements and encumbrances of any kind.

“Loss” means any damages, costs, expenses, penalties or fines, including reasonable attorney’s fees and expenses and any expenses of investigation or remediation; provided that in no event will Loss include any consequential or indirect damages (to the extent not reasonably foreseeable) or punitive or special damages, except in each case to the extent paid to a third party.

“Material Adverse Effect” means any change, effect, event, circumstance, development or occurrence that is or would reasonably be expected to be materially adverse to the business, assets, operations, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, that, the term “Material Adverse Effect” shall not include any change. effect, event, circumstance development or occurrence to the extent caused by (a) changes or proposed changes in laws, regulations or interpretations thereof or decisions by a courts of relevant jurisdiction or any Governmental Entity, (b) changes or proposed changes in GAAP, (c) general economic conditions, including changes in the credit, debt, financial or capital markets, in each case, in the United States or anywhere else in the world, (d) events or conditions generally affecting the industries in which the Group Companies operate, (e) earthquakes, hurricanes, tornados or other natural disasters, (f) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions (g) the announcement of this Agreement or the transactions contemplated hereby, including the effects of the transactions contemplated hereby on relationships with customers, suppliers, Governmental Entities, employees or other third party relationships, (h) any failure, in and of itself, by the Company or any Company Subsidiary to meet any internal or published revenue or earnings projections or forecasts for any period (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect); and (i) actions or omissions of the Group Companies required to be taken by this Agreement or taken with the prior written consent of Buyer pursuant to this Agreement (provided, that the matters described in clauses (b), (c), (d), (e) and (f) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate adverse impact on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the same business as the Group Companies).

“Net Working Capital” means, without duplication, (a) the consolidated current assets of the Group Companies (excluding Cash and Cash Equivalents and Restricted Cash, intercompany accounts, income tax assets and deferred tax assets), minus (b) the consolidated current liabilities of the Group Companies (excluding any Indebtedness, intercompany accounts, deferred tax liabilities and income tax liabilities), in each case, calculated as of 11:59pm Eastern Time on the day immediately prior to the Closing Date and in accordance with the Accounting Principles and without giving effect to the transactions contemplated by this Agreement. An example statement of Net Working Capital is set forth in Exhibit A-2.

“Net Working Capital Adjustment” means the amount (which may be positive or negative) equal to Net Working Capital minus Target Net Working Capital.

“Option” means an option granted under the Stock Option Plan to purchase shares of common stock of the Company, par value $0.01 per share.

“Option Agreement” means an option certificate pursuant to which an Option Holder has been granted Options by the Company, a list of which is set forth on Schedule 3.3(a).

“Option Holder” means a holder of Options.

“Ordinary Course” means the ordinary course of business of the Group Companies consistent with past practice.

“Organizational Documents” means, as applicable, (a) the certificate of incorporation, formation or organization (b) deed of incorporation, (c) articles of association, (d) bylaws, (e) any charter, limited liability company agreement, partnership agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to any of the foregoing.

“Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by any Group Company.

“Payoff Letters” means the payoff letters, each in a form and substance reasonably acceptable to Buyer, from each lender or agent, as applicable, of Closing Indebtedness (to the extent constituting items (a) or (b) of the definition of Indebtedness) (the “Paid Indebtedness”) evidencing the aggregate amount of such Closing Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Closing Indebtedness shall be repaid in full, no Group Company will have any further obligation or liability under such Indebtedness (other than obligations and liabilities that survive such repayment as expressly set forth in such Payoff Letter) and that all Liens, if any, relating to such Indebtedness will be terminated and released.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been made on the Company’s consolidated balance sheet in accordance with GAAP, (b) statutory Liens of landlords with respect to real property leases, (c) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and not yet due and payable or that are being contested in good faith and for which adequate reserves have been made on the Company’s consolidated balance sheet in accordance with GAAP, (d) in the case of the Owned Real Property, (i) zoning, building, or other land use restrictions regulating the use or occupancy of such Owned Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Owned Real Property and (ii) covenants, rights of way, encumbrances, easements and other title imperfections of record affecting title to the Owned Real Property, in each case, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the applicable Group Company, (e) Liens securing the Indebtedness of any Group Company that will be terminated at or prior to Closing, (f) in the case of Intellectual Property, non-exclusive third party license agreements entered into in the Ordinary Course, (g) all matters set forth on title policies or surveys made available by the applicable Group Company to Buyer in connection with the Owned Real Property and (h) Liens incurred pursuant to capital lease obligations of the Group Companies securing payments thereunder.

“Per Share Amount” means an amount equal to (a) the Merger Consideration plus the Aggregate Option Exercise Price minus the Indemnity Escrow Amount minus the Adjustment Escrow Amount, divided by (b) the number of Fully Diluted Shares as of the Closing Date.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Group Companies, is capable of identifying an individual).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Pro Rata Percentage” means, (i) with respect to any Stockholder, the percentage equal to the aggregate number of all outstanding shares of Common Stock held by such Stockholder immediately prior to the Effective Time divided by the number of Fully Diluted Shares immediately prior to the Effective Time; (ii) with respect to any Option Holder, the percentage equal to the aggregate number of all outstanding shares of Common Stock underlying all outstanding In-the-Money Options held by such Option Holder immediately prior to the Effective Time divided by the number of Fully Diluted Shares immediately prior to the Effective Time; and (iii) with respect to any Equity Holder, the percentage equal to the aggregate number of all outstanding shares of Common Stock held by such Equity Holder immediately prior to the Effective Time assuming, if applicable, exercise of all outstanding In-the-Money Options held by such Equity Holder divided by the number of Fully Diluted Shares immediately prior to the Effective Time.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, escaping, dumping or disposing into or through the environment.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Restricted Cash” has the meaning set forth in the definition of “Cash and Cash Equivalents”.

“Schedules” means the disclosure schedules to this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or individual independent contractor of any Group Company.

“Stockholder Approval” means the approval of the Merger pursuant to Section 251 of the DGCL and the Company’s Organizational Documents.

“Stockholders” means the holders of Company Stock.

“Stock Option Plan” means the ACP Mountain Holdings, Inc. 2016 Equity Incentive Plan, effective as of January 27, 2016.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary or Subsidiaries” means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Target Net Working Capital” means an amount equal to negative $2,100,000.

“Taxes” means all federal, state, local or foreign taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added and all other taxes and similar charges, fees, duties or levies in the nature of a tax, in each case, whether disputed or not, and any additional amounts, interest or penalties imposed by any Governmental Entity with respect thereto.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Transaction Tax Deductions” means the sum of all items of loss or deduction for federal income tax purposes resulting from or attributable to (A) payments (or exercise) in respect of Options as contemplated by this Agreement (including the employer portion of any employment and payroll Taxes payable in connection therewith) or any other payments hereunder that are in the nature of compensation for federal income tax purposes (including the employer portion of any employment and payroll Taxes payable in connection therewith), (B) the repayment of Indebtedness at Closing or as contemplated by this Agreement, (C) the amount of Company Transaction Expenses (including the employer portion of any employment and payroll Taxes payable in connection therewith) and (D) any other fees, costs, expenses and other amounts incurred by the Group Companies in connection with the transactions contemplated hereby, to the extent that such payments in this clause (D) are more likely than not deductible for federal income tax purposes and (E) the amount of any carryforward of disallowed business interest under Section 163(j) of the Code from the Pre-Closing Tax Period ending on the Closing Date to any Post-Closing Tax Period, but only to the extent such carryforward arises as a result of Transaction Tax Deductions in clauses (A) through (D) claimed in such Pre-Closing Tax Period; provided that, in connection with making the determination of whether such expenses are more likely than not deductible for federal income tax purposes, the Company shall be assumed to make an election under Section 4 of Rev. Proc. 2011-29 with respect to all “success-based fees” as defined therein; provided further that, for the avoidance of doubt, any item of loss or deduction that may be described in more than one of the clauses of “Transaction Tax Deductions” shall only be included once for purposes of computing Transaction Tax Deductions.

“US Plan” means any Company Benefit Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

“Willful Breach” means either (i) a breach that is a consequence of an act or omission undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or (ii) solely for purpose of Section 8.3, subject to the satisfaction or waiver (by the Party for whom such condition may be waived) of the conditions set forth in Article 8 (other than those items that by their terms are to be satisfied at Closing), the failure of the breaching Party to promptly close in accordance with Section 7.1, or, in the case that the Buyer is the breaching Party, failure of the Buyer to make any payment required by Section 2.2 and Section 2.3.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
2015 Agreement	5.15
2017 Audited Financial Statements	6.3(e)
Accounting Firm	2.8(d)
Administrative Costs	10.15(a)

Affiliated Persons	10.13
Avista Parties	3.21
Bank Accounts	3.26
Base Purchase Price	2.2(a)(i)
Buyer	Preamble
Buyer Closing Certificate	6.2(c)
Buyer Documents	4.2
Buyer Losses	9.1
Capex Budget	5.1(b)(v)
Certificate of Merger	1.2
Certificates	2.6(a)
Closing	7.1
Closing Cash	2.8(b)
Closing Company Transaction Expenses	2.8(b)
Closing Date	7.1
Closing Date Certificate	2.1(b)
Closing Date Payment Amount	2.2(b)
Closing Date Payment Certificate	2.1(a)
Closing Indebtedness	2.8(b)
Closing Net Working Capital	2.8(b)
Company	Preamble
Company Closing Certificate	6.3(c)
Company Intellectual Property	3.10(a)
Company Material Contracts	3.12(a)
Debt Financing	5.8
De Minimis Threshold	9.5(a)
Deductible Amount	9.5(a)
Disputed Items	2.8(d)
DGCL	Recitals
Effective Time	1.2
Equity Holder Losses	9.2
Estimated Closing Company Transaction Expenses	2.1(b)
Estimated Closing Indebtedness	2.1(b)
Estimated Merger Consideration Amount	2.1(b)
Financial Statements	3.6
In-the-Money Options	2.5(c)
Indemnifying Party	9.3(a)
Indemnified Persons	5.5(a)
Indemnification Cap	9.5(b)
Interim Balance Sheet	3.6
Interim Financial Statements	3.6
IRS	3.17(b)
Letter of Transmittal	2.6(a)
Merger	Recitals
Merger Consideration	2.2(a)
Merger Consideration Adjustment	2.8(a)

Merger Sub	Preamble
NLRB	3.18(a)
Non-Parties	10.13
Notice of Disagreement	2.8(c)
Option Holder Acknowledgment	2.2(b)
Option Payment	2.5(c)
Outside Date	8.1(d)
Owned Real Property	3.9(a)
Parties	Preamble
Party	Preamble
Post-Closing Representation	10.14
Preliminary Closing Statement	2.8(b)
Prior Actions	3.11(c)
Recourse Theory	10.13
Related Party	3.12(a)(xiii)
Sanctions	3.27(c)
Section 262 Notice	5.7(b)(ii)
Stockholder Group	10.14
Stockholder Notices	5.7(b)(i)
Stockholders’ Representative	Preamble
Support Agreement	Recitals
Surviving Corporation	1.1
Tail Premium	5.5(b)
Tax Contests	5.4(b)
Tax Losses	5.4
Terminating Buyer Breach	8.1(c)
Terminating Company Breach	8.1(b)
Termination Fee	8.3(a)
Third Party Claim	9.3(a)
Top 20 Clients	3.22
Top 20 Vendors	3.22
Transfer Taxes	5.4(e)
Upward Adjustment	2.8(f)(ii)
Vested Option	2.5(c)
Waiving Parties	10.14